  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1998.

                                                      REGISTRATION NO. 33-92226
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                         PRE-EFFECTIVE AMENDMENT NO. 2                      [X]

                                   FORM S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                              ------------------

                      PFL ENDEAVOR VARIABLE LIFE ACCOUNT
                          (EXACT NAME OF REGISTRANT)

                          PFL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                           4333 EDGEWOOD ROAD, N.E.
                            CEDAR RAPIDS, IA 52499
         (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                              ------------------

                            WILLIAM L. BUSLER, ESQ.
                                   PRESIDENT
                          PFL LIFE INSURANCE COMPANY
                           4333 EDGEWOOD ROAD, N.E.
                            CEDAR RAPIDS, IA 52499
               (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                              ------------------

                                   COPY TO:

                          FREDERICK R. BELLAMY, ESQ.
                       SUTHERLAND, ASBILL & BRENNAN LLP
                        1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2404

  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

  TITLE OF SECURITIES BEING REGISTERED: Individual flexible premium variable life insurance policies.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

     RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2 AND THE PROSPECTUS

 N-8B-2
  ITEM  CAPTION IN PROSPECTUS
 ------ ---------------------
    1   Cover Page
    2   Cover Page
    3   Not Applicable
    4   Distribution of the Policy
    5   PFL and The Accounts
    6   PFL and The Accounts
    7   Not Applicable
    8   Not Applicable
    9   Legal Proceedings
   10   Introduction; PFL and The Accounts; Charges and Deductions; Policy
        Rights and Benefits; Voting Rights; General Provisions
   11   Introduction; PFL and The Accounts
   12   Introduction; PFL and The Accounts
   13   Introduction; Charges and Deductions; PFL and The Accounts
   14   Introduction; Issuance of Policy
   15   Payment and Allocation of Premiums
   16   Payment and Allocation of Premiums; PFL and The Accounts
   17   Introduction; Charges and Deductions; Policy Rights and Benefits; PFL
        and The Accounts
   18   Payment and Allocation of Premiums; PFL and The Accounts
   19   General Provisions; Voting Rights
   20   Not Applicable
   21   Policy Rights and Benefits; General Provisions
   22   Not Applicable
   23   Safekeeping of the Variable Account Assets
   24   General Provisions
   25   PFL and The Accounts
   26   Not Applicable
   27   PFL and The Accounts
   28   Executive Officers and Directors of PFL
   29   PFL and The Accounts
   30   Not Applicable
   31   Not Applicable
   32   Not Applicable
   33   Not Applicable
   34   Not Applicable
   35   PFL and The Accounts
   36   Not Applicable
   37   Not Applicable
   38   Distribution of the Policy
   39   Distribution of the Policy
   40   Not Applicable
   41   Distribution of the Policies
   42   Not Applicable
   43   Not Applicable
   44   Cash Value
   45   Not Applicable
   46   Cash Value
   47   Introduction; Allocation of Premiums and Cash Values
   48   Not Applicable

 N-8B-2
  ITEM  CAPTION IN PROSPECTUS
 ------ ---------------------
   49   Not Applicable
   50   Not Applicable
   51   Introduction; PFL; Policy Benefits; Charges and Deductions
   52   The Variable Account
   53   Federal Tax Matters
   54   Not Applicable
   55   Not Applicable
   56   Not Applicable
   57   Not Applicable
   58   Not Applicable
   59   Not Applicable

                          PFL ENDEAVOR VARIABLE LIFE
                              INDIVIDUAL FLEXIBLE
                             PREMIUM VARIABLE LIFE
                               INSURANCE POLICY

Issued by
PFL LIFE INSURANCE COMPANY

4333 Edgewood Road NE
Cedar Rapids, Iowa 52499
(800) 525-6205

  The individual flexible premium variable life insurance policy ("Policy") issued by PFL Life Insurance Company ("PFL") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A Policyowner may, subject to certain restrictions, vary the timing and amount of premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single insurance policy. The minimum Specified Amount for a Policy at issue is generally $50,000.

  The Policy provides for a death benefit payable at the Insured's death, and for a Net Surrender Value that can be obtained by completely or partially surrendering the Policy. Surrender charges and taxes may apply. Net premiums are allocated according to the Policyowner's directions among the Sub-Accounts of the PFL Endeavor Variable Life Account ("Variable Account"), or to a fixed interest account ("Fixed Account") or a combination of both. With respect to amounts allocated to Sub-Accounts of the Variable Account, the amount of the death benefit may, and the Cash Value will, vary to reflect both the investment experience of the Sub-Accounts and the timing and amount of additional premium payments. However, as long as the Policy remains In Force, PFL guarantees that the death benefit will never be less than the Specified Amount of the Policy. Additional premium payments may be necessary to prevent Lapse.

  The Policy provides for a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after PFL mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is latest.

  The assets of each of the thirteen Sub-Accounts of the Variable Account will be invested solely in a corresponding mutual fund portfolio. The thirteen Portfolios currently available are the twelve Portfolios of the Endeavor Series Trust and the WRL Growth Portfolio of the WRL Series Fund, Inc. (together, the "Funds"). The Prospectuses for the Funds describe the investment objectives and the risks of investing in the Portfolios of the Funds corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Variable Account; there is no guaranteed minimum Cash Value.

  It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a Policy described in this Prospectus.

  Please read this Prospectus and the Prospectuses for the Funds carefully and keep them for future reference.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             Prospectus Dated

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
DEFINITIONS................................................................   4
INTRODUCTION...............................................................   6
PAST INVESTMENT EXPERIENCE.................................................  12
PFL AND THE ACCOUNTS.......................................................  14
  PFL......................................................................  14
  The Variable Account.....................................................  14
  The Fixed Account........................................................  18
POLICY RIGHTS AND BENEFITS.................................................  20
  Death Benefit............................................................  20
  Cash Value...............................................................  23
  Transfers................................................................  24
  Policy Loans.............................................................  25
  Surrender Privileges.....................................................  26
  Examination of Policy Privilege ("Free-Look")............................  27
  Benefits at Maturity.....................................................  28
  Payment of Policy Benefits...............................................  28
PAYMENT AND ALLOCATION OF PREMIUMS.........................................  29
  Issuance of a Policy.....................................................  29
  Temporary Insurance Coverage.............................................  29
  Premiums.................................................................  29
  Allocation of Premiums and Cash Value....................................  31
  Policy Lapse and Reinstatement...........................................  31
CHARGES AND DEDUCTIONS.....................................................  32
  Premium Expense Charges..................................................  32
  Contingent Surrender Charges.............................................  33
  Monthly Deductions.......................................................  35
  Transaction Charges......................................................  36
  Variable Account Asset (Daily) Charges...................................  36
    Administrative Expenses................................................  36
    Distribution Financing Charge..........................................  36
    Deferred Acquisition Costs.............................................  36
    Mortality and Expense Risk Charge......................................  36
  Taxes....................................................................  37
  Investment Advisory Fee..................................................  37
  Group or Sponsored Arrangements..........................................  37
GENERAL PROVISIONS.........................................................  38
DISTRIBUTION OF THE POLICIES...............................................  39
FEDERAL TAX MATTERS........................................................  40
  Introduction.............................................................  40
  Tax Charges..............................................................  40
  Tax Status of the Policy.................................................  40
  Tax Treatment of Policy Benefits.........................................  41
  Employment-Related Benefit Plans.........................................  44
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS...............................  44
VOTING RIGHTS OF THE VARIABLE ACCOUNT......................................  44
STATE REGULATION OF PFL....................................................  45
EXECUTIVE OFFICERS AND DIRECTORS OF PFL....................................  45
YEAR 2000 MATTERS..........................................................  45
LEGAL MATTERS..............................................................  46
LEGAL PROCEEDINGS..........................................................  46

                                                                            PAGE
                                                                            ----
EXPERTS....................................................................  46
ADDITIONAL INFORMATION.....................................................  46
INFORMATION ABOUT PFL'S FINANCIAL STATEMENTS...............................  47
APPENDIX A--SAMPLE ILLUSTRATIONS OF BENEFITS...............................  48
APPENDIX B--LONG TERM MARKET TRENDS........................................  53
APPENDIX C--DOLLAR COST AVERAGING..........................................  55

                  The Policy is not available in all States.

  THE PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                  DEFINITIONS

  Accounts--Allocation options including the Fixed Account and Sub-Accounts of the Variable Account.

  Attained Age--The Issue Age plus the number of completed Policy years.

  Anniversary--The same day and month as the Policy Date for each succeeding year the Policy remains in Force.

  Beneficiary--The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.

  Cash Value--The sum of the values in each Sub-Account plus the Policy's value in the Fixed Account.

  Fixed Account--An allocation option other than the Variable Account. The Fixed Account is part of PFL's General Account.

  Funds--The Endeavor Series Trust and WRL Series Fund, Inc., registered management investment companies in which the assets of the Variable Account are invested.

  General Account--The assets of PFL other than those allocated to the Variable Account or any other separate account.

  Guideline Premium--The level annual premium payment necessary to provide the benefits selected by the Policyowner under the Policy through its Maturity Date, based on the particular facts relating to the Insured and certain assumptions allowed by law. The dollar amount of the Guideline Premium is shown on the Policy's Schedule Page.

  In Force--Condition under which the coverage is active and the Insured's life remains insured.

  Initial Premium--The amount which must be paid before coverage begins.

  Insured--The person upon whose life the Policy is issued.

  Issue Age--Issue Age refers to the age on the Insured's birthday nearest the Policy Date.

  Lapse--Termination of the Policy at the end of the grace period.

  Loan Reserve--A part of the Fixed Account to which amounts are transferred as collateral for Policy loans.

  Maturity Date--The date when coverage under the Policy will terminate if the Insured is living and the Policy is In Force.

  Monthly Anniversary or Monthiversary--The same date in each succeeding month as the Policy Date. For purposes of the Variable Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

  Net Surrender Value--The amount payable upon surrender of the Policy equal to the Cash Value less indebtedness and less any surrender charge.

  Net Premium--The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Variable Account equal to the premium paid by the Policyowner less any applicable premium expense charges.

  Administrative Office--The administrative office of PFL whose mailing address is 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

  Planned Periodic Premium--A scheduled premium of a level amount at a fixed interval over a specified period of time. The Policy could lapse even if Planned Periodic Premiums are paid in full and on schedule.

  Policy--The flexible premium variable life insurance policy offered by PFL and described in this Prospectus.

  Policy Date--The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

  Policy Month--A month beginning on the Monthly Anniversary.

  Policyowner ("Owner")--The person who owns the Policy and who may exercise all rights under the Policy while living.

  Portfolio--A separate investment portfolio of the Funds.

  Record Date--The date the Policy is recorded on the books of PFL as an In Force Policy.

  Specified Amount--The minimum death benefit payable under the Policy as long as the Policy remains In Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

  Sub-Account--A sub-division of the Variable Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Funds.

  Termination--Condition when the Insured's life is no longer insured under the coverage provided.

  Valuation Date--Each day on which the net asset value of the Fund is determined.

  Valuation Period--The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next succeeding Valuation Date.

  Variable Account--PFL Variable Account, a separate investment account established by PFL to receive and invest Net Premiums allocated to it under the Policy.

                                 INTRODUCTION

1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT LIFE INSURANCE POLICY?

  Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide for: (1) the payment of a minimum death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of Cash Value; and (3) surrender rights and Policy loan privileges.

  The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate Net Premiums to one or more Sub-Accounts of the Variable Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. Unlike conventional fixed-benefit life insurance, the amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Variable Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Variable Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value, p.31.) Unlike conventional fixed-benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums, p.29.), to vary the frequency and amount of premium payments and to adjust the death benefits payable under the Policy by increasing or decreasing the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. Moreover, the failure to pay a scheduled premium ("Planned Periodic Premium") will not itself cause the Policy to Lapse, although the Policy may lapse even if the scheduled premiums are paid because additional premium payments may be necessary to prevent Lapse if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. (See Policy Lapse and Reinstatement, p.31.)

2. WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE UNDER THE POLICY?

  The Policy provides for the payment of benefits upon the death of the Insured. The Policy contains two death benefit options. Under Death Benefit Option A, the death benefit is the greater of (a) the Specified Amount of the Policy or (b) a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option B, the death benefit is the greater of (a) the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Insured or (b) a specified percentage of Cash Value of the Policy on the date of death of the Insured. Under either death benefit option, as long as the Policy remains In Force, the death benefit will not be less than the current Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. The minimum Specified Amount will be set forth in the Policyowner's Policy. (See Death Benefit, p.20.)

  Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits, p.28.)

3. HOW WILL THE CASH VALUE VARY?

  The Policy's Cash Value in the Variable Account will increase or decrease to reflect the amount and frequency of premium payments, the investment experience of the chosen Sub-Accounts of the Variable Account, any partial surrenders, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Variable Account is borne by the Policyowner; PFL does not guarantee a minimum Cash Value. (See Cash Value, p.23.)

4. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

  The Policyowner has significant flexibility to adjust the death benefit payable by increasing or decreasing the Specified Amount of the Policy or by changing the Death Benefit Option type. No change in the Death Benefit Option type may be made during the first three Policy years. The Policyowner may change the death benefit option only once each Policy year after the third Policy year. (See Death Benefit, p.20.) No increase in the Specified Amount may be requested during the first Policy year nor on or after the Insured's Attained Age 86, and no decrease may be requested during the first policy year. Any increase in the Specified Amount will result in additional charges and will be subject to PFL's underwriting requirement as well as Suicide Exclusions and Incontestability restrictions. (See Death Benefit, p. 20, and Monthly Deductions, p.35.)

5. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE IN CONNECTION WITH PREMIUM
   PAYMENTS?

  A Policyowner has considerable flexibility concerning the amount and frequency of premium payments. PFL will require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guaranteed coverage premium set forth in the Policy before issuing the Policy. Thereafter, a Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency. (See Premiums, p.29.)

  Each Policyowner will also determine a Planned Periodic Premium schedule. The schedule will provide for a premium payment of a level amount at a fixed interval over a specified period of time. The amount and frequency of planned premium payments will be prescribed in the Policy. The amount and frequency of planned premium payments may be changed upon written request. Payment of the planned premiums may not prevent the Policy from lapsing. (See Premiums, p.29.)

6. HOW LONG WILL THE POLICY REMAIN IN FORCE?

  The Policy will Lapse whenever Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions, p. ), and a grace period expires without a sufficient payment by the Policyowner. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to Lapse. Second, the Policy can lapse even if Planned Periodic Premiums are paid on schedule, or premiums in other amounts have been paid, if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. If the Insured is alive and the Policy is In Force on the Maturity Date, which is the Policy Anniversary nearest the Insured's 100th birthday, the Policy will then terminate and no longer be In Force as of the Maturity Date. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner.

  However, the Policy has a "death benefit guarantee" that prevents lapse in certain circumstances. During the first three Policy years, the Policy will remain In Force and no grace period will begin provided there is no increase in the Specified Amount or addition of any riders, and the total premiums paid (minus any withdrawals and minus any outstanding loans) equals or exceeds the minimum monthly guarantee premium times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement, p.31.)

7. HOW ARE NET PREMIUMS ALLOCATED?

  The portion of the premium available for allocation ("Net Premium") equals the premium paid less the premium expense charges. (See Premium Expense Charges, p.32.) The Policyowner determines in the application how the Net Premiums are to be allocated. Net premiums may be allocated to the Sub-Accounts of the Variable Account, the Fixed Account, or a combination of both. Each Sub-Account invests in shares of a designated mutual fund Portfolio. The Policyowner may change the allocation of future premiums at any time by notifying PFL in writing. Each Portfolio has a different investment objective. (See The Variable Account, p.14.)

  The following thirteen Sub-Accounts are currently available under the
Policies:

   1.Endeavor Money Market

   2.Endeavor Asset Allocation

   3.Endeavor Value Equity

   4.Endeavor Opportunity Value

   5.Endeavor Enhanced Index

   6.Endeavor Select 50

   7.Endeavor High Yield

   8.Dreyfus Small Cap Value

   9.Dreyfus U.S. Government Securities

  10.T. Rowe Price Equity Income

  11.T. Rowe Price Growth Stock

  12.T. Rowe Price International Stock

  13.WRL Growth

  Sub-Accounts 1 through 12 each invest in a corresponding portfolio of the Endeavor Series Trust, and Sub-Account 13 invests in the WRL Growth Portfolio of the WRL Series Fund, Inc.

  Subject to certain restrictions, a Policyowner may transfer amounts among the Sub-Accounts of the Variable Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. The transfer will be effective on the first Valuation Date on or following the day appropriate notice of such transfer is received at the Administrative Office. (See Transfers, p.24 and The Fixed Account, p.18.)

8. IS THERE A "FREE-LOOK" PERIOD?

  Yes, the Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or within 10 days after PFL mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In most states, PFL will refund the Net Premiums plus any charges previously deducted. (See Examination of Policy Privilege, p.27.)

9. MAY THE POLICY BE SURRENDERED?

  Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy (the Net Surrender Value is the Cash Value less indebtedness less any surrender Charge). Subject to certain limitations, the Policyowner may also make cash withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Surrender Privileges, p.26.) If Death Benefit Option A is in effect, cash withdrawals will reduce the Policy's Specified Amount by the amount of the cash withdrawal.

  Withdrawals (including total surrenders) may be taxable and subject to a penalty tax (see Federal Tax Matters, p.40) and surrender charges (see Contingent Surrender Charges, p.33).

10. WHAT IS THE LOAN PRIVILEGE?

  After the first Policy Anniversary, a Policyowner may obtain a Policy loan in any amount which is not greater than 90% of the Net Surrender Value. It should be noted, however, that a loan taken from, or secured by, a Policy may be treated as a taxable distribution, and also may be subject to a penalty tax. (See Federal Tax Matters, p.40.)

  The Loan Interest Rate is 8.0% per annum, charged in advance. Loan interest is due at each anniversary. Interest not paid when due will be added to the loan and bear interest at the same rate. The requested loan amount, plus interest in advance, will be transferred from the Variable Account to the Loan Reserve and credited with guaranteed interest at a rate of 4% per year (the Loan Reserve is part of PFL's general account). PFL may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently being credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Loans, p.25.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the Variable Account in the same manner as Net Premium allocations.

  There are risks involved in taking a Policy loan, which include the additional potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters, p.40.)

11. WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE POLICY?

  Various charges may be deducted from premiums, periodically from cash value, and upon surrender. (See Charges and Deductions, p.32.)

  Premium Charges. A sales charge and a premium tax charge may be deducted from each premium. The sales charge is 2.5% of each premium, and the premium tax charge is 2.5% of each premium (so the total deducted from each premium is 5.0% of the premium). These charges are guaranteed not to increase for the life of the Policy. Currently, PFL intends to waive the 2.5% sales charge after the tenth Policy year.

  Surrender Charges. A surrender charge is deducted from certain early surrenders or cash withdrawals. The Surrender Charge applies in the first fifteen Policy Years (and in the first fifteen years after an increase in Specified Amount) and consists of both a deferred sales charge of up to 26.5% of premiums and a deferred issue (or underwriting) charge of up to $5.00 per $1,000 of Specified Amount. However, there is a Free Withdrawal Amount: up to 10% of the Cash Value can be withdrawn free of surrender charge once each Policy year after the first year.

  Variable Account Asset (Daily) Charges. Various charges are deducted from the assets of the Variable Account on a daily basis to compensate PFL for mortality and expense risks (0.90%), administrative expenses (0.40%), distribution expenses (0.50%), and deferred acquisition cost taxes (0.10%). The total of these charges equals the daily equivalent of an annual charge of 1.90% of the Variable Account assets for the first ten policy years, and 1.30% thereafter (the charges for distribution expenses and deferred acquisition cost taxes only apply for ten years); these charges are guaranteed not to increase for the life of the Policy. (None of these charges are deducted from the Fixed Account).

  Monthly Deductions. Two charges are deducted from the Cash Value each month. There is a $5.00 monthly administrative charge (guaranteed not to increase), and a monthly charge for the cost of insurance that varies according to the age, sex, and risk classification of the insured.

  Transaction Charges. There may be a transaction charge of $25 for each transfer in excess of 12 in any one Policy Year (PFL currently waives this charge). There is a charge for each partial withdrawal of Cash Value of the lesser of $25 or 2% of the amount withdrawn.

  Other Charges and Expenses. No charges are currently made from the Variable Account for Federal or state income taxes. However, PFL reserves the right to make deductions from the Variable Account to pay these taxes. (See Federal Tax Matters, p.40.)

  Management fees and other expenses are deducted from each applicable Portfolio. The Management fees and other expenses for each portfolio for 1997, stated as a percentage of the aggregate average daily net assets of the Portfolio are as follows:

PORTFOLIO ANNUAL EXPENSES
(as a percentage of average net assets and after expense reimbursements)

                                                                TOTAL PORTFOLIO
                                 MANAGEMENT  OTHER   RULE 12B-1     ANNUAL
                                    FEES    EXPENSES    FEES     EXPENSES(/1/)
                                 ---------- -------- ---------- ---------------
ENDEAVOR SERIES TRUST
  Endeavor Money Market.........   0.50%     0.10%      --           0.60%
  Endeavor Asset Allocation.....   0.75%     0.09%      --           0.84%
  Endeavor Value Equity.........   0.80%     0.09%      --           0.89%
  Endeavor Opportunity Value....   0.80%     0.35%      --           1.15%
  Endeavor Enhanced Index.......   0.75%     0.55%      --           1.30%
  Endeavor Select 50............   1.10%     0.40%      --           1.50%
  Endeavor High Yield...........   0.80%     0.50%      --           1.30%
  Dreyfus Small Cap Value.......   0.80%     0.11%      --           0.91%
  Dreyfus U.S. Government
   Securities...................   0.65%     0.15%      --           0.80%
  T. Rowe Price Equity Income...   0.80%     0.14%      --           0.94%
  T. Rowe Price Growth Stock....   0.80%     0.16%      --           0.96%
  T. Rowe Price International
   Stock........................   0.90%     0.17%      --           1.07%
WRL SERIES FUND, INC.(/2/)
  WRL Growth....................   0.80%     0.07%      --           0.87%

----------------------------
(/1/)Endeavor Investment Advisers has agreed, until terminated by it, to assume expenses of the Portfolios that exceed the following rates: Endeavor Money Market--0.99%; Endeavor Asset Allocation--1.25%; T. Rowe Price International Stock--1.53%; Endeavor Value Equity--1.30%; Dreyfus Small Cap Value--1.30%; T. Rowe Price Growth Stock--1.30%; Endeavor Opportunity Value--1.30%; Endeavor Enhanced Index--1.30%; Endeavor Select 50--1.50%; and Endeavor High Yield--1.30%. During 1997, Endeavor Investment Advisers waived fees relative to, or reimbursed, the Endeavor Enhanced Index Portfolio; the annualized operating expense ratio before waiver/reimbursement by Endeavor Investment Advisers for the period ended December 31, 1997, was 1.56%. Amounts shown for the Endeavor Select 50 Portfolio and the Endeavor High Yield Portfolio are estimated for 1998. The fee table information relating to the Underlying Funds was provided to PFL by the Underlying Funds, and PFL has not independently verified such information.
(/2/)Effective January 1, 1997, the WRL Series Fund, Inc. adopted a Plan of
     Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 ("Distribution Plan") and pursuant to the Distribution Plan, entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the WRL Series Fund, Inc. Under the Distribution Plan, the WRL Series Fund, Inc., on behalf of the WRL Growth Portfolio, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of the Portfolio's shares, amounts equal to actual expenses associated with distributing the Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it would not seek payment by the WRL Series Fund, Inc. of distribution expenses incurred with respect to any portfolio (including the WRL Growth Portfolio) during the fiscal year ending December 31, 1998. Owners will be notified in advance prior to ISI's seeking such reimbursement in the future.

12. ARE TRANSFERS PERMITTED AMONG THE ACCOUNTS?

  Yes. A Policyowner may transfer amounts among the Sub-Accounts of the Variable Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See the Fixed Account, p.18.) PFL reserves the right to impose a charge of $25 for each transfer following the first twelve transfers made during any Policy year. However, PFL does not currently impose a charge for transfers, regardless of the number made.

13. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING A POLICY?

  At present, there is only limited guidance for determining whether a Policy meets the requirements prescribed by tax legislation for tax treatment as a life insurance contract under Section 7702 of the Internal Revenue Code. PFL nonetheless believes that a Policy issued on a standard rate class should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class (e.g., where higher cost of insurance charges are imposed because of the insured's health or other conditions) there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not qualify as a life insurance contract, PFL will take whatever steps are appropriate and reasonable to attempt to have such a Policy comply with Section 7702. For these reasons, PFL reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, PFL believes that the death benefit paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for federal income tax purposes. Moreover, the Owner should not be deemed in constructive receipt of Cash Values under a Policy until there is a distribution from the Policy.

  Policies may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. (See Tax Treatment of Policy Benefits, p.41.) If the Policy is a modified endowment contract, then all pre-death distributions, including Policy loans and loans secured by a Policy, will be treated first as a distribution of taxable income to the extent of any gain and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any distributions of gains generally will be subject to a 10% penalty tax.

  If a Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans and loans secured by a Policy will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

INQUIRIES AND WRITTEN NOTICES AND REQUESTS

  Any questions about procedures or the Policy, or any Written Notice or Written Request required to be sent to PFL, should be sent to PFL's Administrative and Service Office, Financial Markets Division--Variable Life Dept., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499. Telephone requests and inquires may be made by calling 800-525-6205. All inquiries, Notices and Requests should include the Policy number and the Policyowner's name.

                                     * * *

  Note: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this Prospectus, in the prospectuses for the Funds, and in the Policy, all of which should be referred to for more detailed information. This Prospectus generally describes only the Policy and the Variable Account. Separate prospectuses describe the Funds. (There is no prospectus for the Fixed Account since interests in the Fixed Account are not securities. See "The Fixed Account," p.18.)

                          PAST INVESTMENT EXPERIENCE

  The information provided in this section shows the historical investment experience of the Portfolios and assumed investment experiences of the Sub-Accounts based on the historical investment experience of the Portfolios. It does not represent or project future investment performance. (The Sub-Accounts are new and therefore do not have actual investment experience).

  PFL from time to time may advertise the "total return" and the "average return" of the Sub-Accounts and the Portfolios. Both total return and average annual return figures are based on historical earnings and are not intended to indicate future performance.

  "Total Return" for a Portfolio refers to the total of the income generated by the Portfolio net of total Portfolio operating expenses plus capital gains or losses, realized or unrealized. "Total Return" for the Sub-Accounts refers to the total of the income generated by the Portfolio less fees and operating expenses and the Variable Account Asset Charges. "Average Annual Total Return" reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Portfolio's or Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the Portfolio, they are not the same as actual year-by-year results. Total Returns and Average Annual Total Returns do not reflect the surrender charge.

  Performance information may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

  PFL may provide information on various topics of interest to Policyowners and prospective Policyowners in advertising, sales literature, periodic publications, or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles, and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for such financial instruments.

  The Policies were first offered to the public in 1998. However, total return data may be advertised based on the period of time that the Portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

  Portfolio Performance Data. The following performance information of the Portfolio reflects the total of the income generated by the Portfolio net of total Portfolio operating expenses plus capital gains and losses, realized or unrealized. It does not reflect the Policy or Separate Account charges.

       AVERAGE ANNUAL TOTAL RETURN OF THE PORTFOLIOS (through 12/31/97)

                                                                10 YEARS* OF
PORTFOLIO                      INCEPTION DATE 1 YEAR  5 YEARS LIFE OF PORTFOLIO
---------                      -------------- ------  ------- -----------------
Endeavor Asset Allocation....     04/08/91    20.14%   13.99%       13.79%
Endeavor Value Equity........     05/27/93    24.81%                19.03%
Endeavor Opportunity Value...     11/18/96    16.81%                15.55%
Endeavor Enhanced Index......     05/01/97      --                  22.90%
Endeavor Select 50...........     02/02/98      --                    --
Endeavor High Yield..........       N/A         --                    --
Dreyfus Small Cap Value......     05/04/93    25.56%                15.74%
Dreyfus U.S. Government
 Securities..................     05/09/94     9.15%                 7.03%
T. Rowe Price Equity Income..     01/03/95    28.27%                26.21%
T. Rowe Price Growth Stock...     01/03/95    28.57%                28.76%
T. Rowe Price International
 Stock.......................     04/08/91     2.54%                10.14%
WRL Growth...................     10/02/86    17.54%   14.23%       18.66%*

  The annualized yield for the Endeavor Money Market Portfolio for the seven days ending December 31, 1997 was 5.07%.

  Sub-Account Performance. Although as of the date of this prospectus the Sub-Accounts have not commenced operations and therefore have no performance history, the following performance information of the Sub-Accounts assumes that the Sub-Accounts have been in operation for the same periods as the corresponding Portfolio and investing in the corresponding Portfolio. It reflects the total of the income generated by the Portfolio net of total Portfolio operating expenses, plus capital gains and losses, realized or unrealized, net of the premium charges (5.00%), the monthly administrative charge ($5.00), and Variable Account Asset Charges of 1.9% a year for the first 10 years.

      AVERAGE ANNUAL TOTAL RETURN OF THE SUB-ACCOUNTS (through 12/31/97)

                                                                10 YEARS* OR
PORTFOLIO                                  1 YEAR   5 YEARS SINCE INCEPTION DATE
---------                                  ------   ------- --------------------
Endeavor Asset Allocation................. 12.13%    10.78%        10.87%
Endeavor Value Equity..................... 16.52%      --          15.61%
Endeavor Opportunity Value................  8.99%      --           8.38%
Endeavor Enhanced Index...................   --        --          11.75%
Endeavor Select 50........................   --        --            --
Endeavor High Yield.......................   --        --            --
Dreyfus Small Cap Value................... 17.23%      --          12.41%
Dreyfus U.S. Government Securities........  1.79%      --           3.56%
T. Rowe Price Equity Income............... 19.77%      --          21.92%
T. Rowe Price Growth...................... 20.06%      --          24.40%
T. Rowe Price International Stock......... (4.43%)     --           6.11%
WRL Growth................................  9.68%    11.02%        15.95%*

----------------------------
* The above Sub-Account Performance figures do not reflect the Surrender Charge (summarized above) or the cost of insurance charge.

  Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the Portfolios.

                             PFL AND THE ACCOUNTS

PFL

  PFL was originally incorporated under the laws of Iowa on April 19, 1991. PFL is engaged in the business of issuing life insurance policies and annuity contracts. PFL is admitted to do business in 49 states and the District of Columbia. PFL is located in Cedar Rapids, Iowa; the mailing address is 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON USA, Inc. is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

  Published Ratings. PFL may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL; the ratings should not be considered as bearing on the investment performance or safety of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard and Poor's Insurance Ratings Services or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

THE VARIABLE ACCOUNT

  The PFL Endeavor Variable Life Account ("Variable Account") was established by PFL as a separate account on April 4, 1995. The Variable Account will receive and invest the Net Premiums paid under this Policy and other flexible premium variable life insurance policies issued by PFL. Each Sub-Account invests exclusively in shares of a single mutual fund Portfolio of the Funds.

  The Variable Account currently is divided into thirteen Subaccounts. Additional Subaccounts may be established in the future at the discretion of PFL. Under Iowa law, the assets of the Variable Account are owned by PFL, but they are held separately from the other assets of PFL and are not chargeable with liabilities incurred in any other business operation of PFL (except to the extent that assets in the Variable Account exceed the reserves and other liabilities of the Variable Account). Income, gains, and losses incurred on the assets in the Subaccounts of the Variable Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of any Subaccount should be entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL. The assets of the Variable Account shall, however, be available to cover the liabilities of the General Account of PFL to the extent that the Variable Account's assets exceed its liabilities arising under the Policies supported by it.

  The Variable Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account or PFL.

  The Variable Account will invest exclusively in shares of the Endeavor Series Trust and the WRL Growth Portfolio of the WRL Series Fund, Inc. (collectively the "Funds"). The Endeavor Series Trust is a series-type mutual fund registered with the SEC under the 1940 Act as an open-end, diversified management investment company. The registration of the Funds does not involve supervision of the management or investment practices or policies of the Funds by the SEC. Thirteen Portfolios of the Funds are available under the Policies:

   1.Endeavor Money Market Portfolio;
   2.Endeavor Asset Allocation Portfolio;
   3.Endeavor Value Equity Portfolio;
   4.Endeavor Opportunity Value Portfolio;
   5.Endeavor Enhanced Index Portfolio;
   6.Endeavor Select 50 Portfolio;
   7.Endeavor High Yield Portfolio;
   8.Dreyfus Small Cap Value Portfolio;
   9.Dreyfus U.S. Government Securities Portfolio;
  10.T. Rowe Price Equity Income Portfolio;
  11.T. Rowe Price Growth Stock Portfolio;
  12.T. Rowe Price International Stock Portfolio; and
  13.WRL Growth Portfolio.

  The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objectives and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

  Endeavor Investment Advisers (the "Manager"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940 and an affiliate of PFL, is the Endeavor Series Trust's manager. The Manager selects and contracts with advisers for investment services for the Portfolios of Endeavor Series Trust, reviews the advisers' activities, and otherwise performs administerial and managerial functions for the Endeavor Series Trust. The adviser of each portfolio of the Endeavor Series Trust (the sub-adviser for the WRL Growth Portfolio of the WRL Series Fund) is listed below.

PORTFOLIO                              ADVISER
---------                              -------
Endeavor Money Market................. Morgan Stanley Asset Management Inc.
Endeavor Asset Allocation............. Morgan Stanley Asset Management Inc.
Endeavor Value Equity................. OpCap Advisors
Endeavor Opportunity Value............ OpCap Advisors
Endeavor Enhanced Index............... J.P. Morgan Investment Management Inc.
Endeavor Select 50.................... Montgomery Asset Management, LLC
Endeavor High Yield................... Massachusetts Financial Services Company
Dreyfus Small Cap Value............... The Dreyfus Corporation
Dreyfus U.S. Government Securities.... The Dreyfus Corporation
T. Rowe Price Equity Income........... T. Rowe Price Associates, Inc.
T. Rowe Price Growth.................. T. Rowe Price Associates, Inc.
T. Rowe Price International Stock..... Rowe-Price Fleming International, Inc.
WRL Growth............................ Janus Capital Corporation

  The Adviser of a Portfolio is responsible for selecting the investments of the Portfolio consistent with the investment objectives and policies of the Portfolio, and will conduct securities trading for the Portfolio. All Advisers are investment advisers registered with the SEC under the Investment Advisers Act of 1940.

  Morgan Stanley Asset Management Inc. is a subsidiary of Morgan Stanley, Dean Witter, and Discover & Co.; OpCap Advisors, formerly known as Quest for Value Advisors, is a subsidiary of Oppenheimer Capital; J.P. Morgan Investment Management Inc. is a wholly-owned subsidiary of J.P. Morgan and Co. Incorporated; Montgomery Asset Management is a wholly-owned subsidiary of Commerzbank AG; Massachusetts Financial Services Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc.; The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A.; Rowe-Price Fleming International, Inc. is a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.

  WRL Investment Management, Inc., a subsidiary of Western Reserve Life Assurance Co. of Ohio (an affiliate of PFL) is the Adviser for the WRL Series Fund, Inc. and contracts with Janus Capital Corporation (also an "Adviser") as a sub-adviser to the Growth Portfolio of the WRL Series Fund, Inc.

  The investment objectives of each Portfolio are summarized as follows:

  Endeavor Money Market Portfolio--seeks current income, preservation of capital and maintenance of liquidity through investment in short-term money market securities. The Portfolio seeks to maintain a constant net asset value of $1.00 per share although no assurances can be given that such constant net asset value will be maintained.

  Endeavor Asset Allocation Portfolio--seeks high total return through a managed asset allocation portfolio of equity, fixed income and money market securities.

  Endeavor Value Equity Portfolio--seeks long-term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the Portfolio's Adviser to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings.

  Endeavor Opportunity Value Portfolio--seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based upon the Portfolio Adviser's assessment of relative values.

  Endeavor Enhanced Index Portfolio--seeks to earn a total return modestly in excess of the total return performance of the S&P 500 Composite Stock Index (the "S&P 500 Index") while maintaining a volatility of return similar to the S&P 500 Index.

  Endeavor Select 50 Portfolio--seeks capital appreciation by investing at least 65% of its total assets in at least 50 different equity securities of companies of all sizes throughout the world. Each of five teams from different investment management disciplines of the Portfolio's investment adviser selects ten equity securities based on the potential for capital appreciation.

  Endeavor High Yield Portfolio--seeks to maximize total return by investing in a diversified portfolio of high yield fixed income securities that offer a yield above that generally available on debt securities in the four highest rating categories of the recognized rating services.

  Dreyfus Small Cap Value Portfolio--seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion.

  Dreyfus U.S. Government Securities Portfolio--seeks as high a level of total return as is consistent with prudent investment strategies by investing under normal conditions at least 65% of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

  T. Rowe Price Equity Income Portfolio--seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend paying stocks of established companies.

  T. Rowe Price Growth Stock Portfolio--seeks long-term growth of capital and to increase dividend income through investment primarily in common stocks of well established growth companies.

  T. Rowe Price International Stock Portfolio--seeks long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.

  WRL Growth Portfolio--seeks growth of capital. At most times this portfolio will be invested primarily in equity securities which are selected solely for their capital growth potential; investment income is not a consideration.

  PFL may from time to time receive revenue or fees from the underlying funds or their advisers or sub-advisers for administrative, transfer agency, information and other services. The amount of the fees, if any, may be based on the amount of assets that PFL or the Variable Account invests in the underlying funds.

  THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE FUNDS, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A SUBACCOUNT OF THE VARIABLE ACCOUNT.

  An investment in the Variable Account, or in any Portfolio, including the Endeavor Money Market Portfolio, is not insured or guaranteed by the U.S. government or any agency of the government.

  Addition, Deletion, or Substitution of Investments. PFL cannot and does not guarantee that any of the Portfolios will always be available for Premium Payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. PFL reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in PFL's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable insurance policies, or from effecting an exchange between series or classes of variable insurance policies on the basis of requests made by Owners.

  New Subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by PFL. Each additional Subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. PFL may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change, subject to applicable laws and regulations. In the event any Subaccount is eliminated, PFL will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the

Owner, PFL will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments) or in another Subaccount, if appropriate.

  In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

THE FIXED ACCOUNT

  This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.

  Premiums allocated and amounts transferred to the Fixed Account become part of the general account of PFL, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and PFL has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus which relate to the Fixed Account.

  The Fixed Account is made up of all the general assets of PFL, other than those in the Variable Account or in any other segregated asset account. The Policyowner may allocate Premium Payments to the Fixed Account at the time of Premium Payment or by subsequent transfers from the Variable Account. Instead of the Policyowner bearing the investment risk as is the case for Policy Value in the Variable Account, PFL bears the full investment risk for all Policy Value in the Fixed Account. PFL has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law.

  PFL guarantees that it will credit interest to amounts in the Fixed Account at an effective annual rate of at least 4.0% per year. PFL may, in its sole discretion, credit amounts in the Fixed Account with interest at a Current Interest Rate in excess of 4.0%. Once declared, a Current Interest Rate will be guaranteed for at least one year. Transfers out of the Fixed Account are subject to restrictions on amount and timing. (See "Transfers," p.24, and "Surrender Privileges," p.26). For purposes of crediting interest, the oldest payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out first; the next oldest payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).

  PFL guarantees that, at any time prior to the Maturity Date, the amount in the Fixed Account allocable to a particular Policy will be not less than the amount of the Premium Payments allocated or transferred to the Fixed Account, plus interest at the rate of 4.0% per year, plus any excess interest credited to amounts in the Fixed Account, less any applicable premium or other taxes allocable to the Fixed Account, and less any amounts deducted from the Fixed Account for charges in connection with partial surrenders (including any Contingent Deferred Sales Charges) or transfers to the Variable Account.

  The Current Interest Rates will be determined by PFL in its sole discretion. THE POLICYOWNER BEARS THE RISK THAT THE CURRENT INTEREST RATE WILL NOT EXCEED 4% PER YEAR.

  Fixed Account Value. The portion of the Cash Value allocated to the Fixed Account (the "Fixed Account Value") will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of PFL's General Account, PFL assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to PFL's general liabilities from business operations.

  At the end of any Valuation Period, the Fixed Account Value is equal to:

  1.The sum of all Net Premium payments allocated to the Fixed Account; plus 2.Any amounts transferred from a Sub-Account to the Fixed Account; plus 3.Total interest credited to the Fixed Account; minus
  4.Any amounts charged to pay for monthly deductions as they are due; minus 5.Any cash withdrawals or surrenders from the Fixed Account; minus
  6.Any amounts transferred to a Sub-Account from the Fixed Account.

  Minimum Guaranteed and Current Interest Rates. The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. PFL presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because PFL, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited with different current interest rates.

  PFL further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account, that interest rate will be guaranteed on such allocation for at least a one year period (the "Guarantee Period"), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. PFL reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, PFL reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy's Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of PFL. The Policyowner assumes the risk that interest credited may not exceed the minimum guaranteed rate.

  Currently, for the purpose of crediting interest, allocations from the Fixed Account Value are accounted for on a first in, first out method when used to provide: a) cash withdrawal amounts, b) transfers to the Variable Account, or
c) monthly deduction charges.

  PFL reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

  Allocations and Withdrawals. Net premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date PFL receives the payment or transfer request at its Administrative Office, except that any allocation of any Net Premium received prior to the Policy Date will take place on the Policy Date (or the Record Date, if later).

  For transfers from the Fixed Account to a Sub-Account, PFL reserves the right to require that transfer requests be in writing and received at the Administrative Office within 30 days after a Policy Anniversary. The amount that may be transferred each Policy Year is limited to the greater of (a) 20% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless PFL consents otherwise. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for cash withdrawals and surrenders only upon written request of the Policyowner, and are subject to any applicable requirement for a signature guarantee. (See Policy Rights--Surrender Privileges, p.26.) PFL further reserves the right to defer payment of transfers, cash withdrawals, or surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, cash withdrawals or surrenders from the Variable Account will also apply to Fixed Account transactions.

                          POLICY RIGHTS AND BENEFITS

DEATH BENEFIT

  Policyowners designate in the initial application one of two death benefit options offered under the Policy: Death Benefit Option A ("Option A") and Death Benefit Option B ("Option B"). As long as the Policy remains In Force, (see Policy Lapse and Reinstatement--Lapse, p. ), PFL will, upon receiving due proof of the Insured's death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payments of Policy Benefits--Settlement Options, p.28.) PFL guarantees that as long as the Policy remains In Force (see Policy Lapse and Reinstatement--Lapse, p.31), the death benefit proceeds under either option will never be less than the Specified Amount of the Policy, but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force and any unearned loan interest.

  OPTION A. The death benefit is the greater of the Specified Amount of the Policy or the applicable percentage (the "corridor percentage") times the Cash Value on the date of death. The corridor percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For an Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Corridor Percentage Table. Accordingly, under Option A the death benefit will remain level unless the corridor percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

  OPERATION OF OPTION A. For purposes of this explanation, assume that the Insured's Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Cash Value above $20,000 will increase the death benefit by $2.50.

  Similarly, so long as Cash Value exceeds $20,000, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the corridor percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

                           CORRIDOR PERCENTAGE TABLE

                ATTAINED AGE                      APPLICABLE PERCENTAGE
                ------------                      ---------------------
   40 and under.......................... 250%
   41 through 45......................... 250% minus 7% for each age over age 40
   46 through 50......................... 215% minus 6% for each age over age 45
   51 through 55......................... 185% minus 7% for each age over age 50
   56 through 60......................... 150% minus 4% for each age over age 55
   61 through 65......................... 130% minus 2% for each age over age 60
   66 through 70......................... 120% minus 1% for each age over age 65
   71 through 75......................... 115% minus 2% for each age over age 70
   76 through 90......................... 105%
   91 through 95......................... 105% minus 1% for each age over age 90

  OPTION B. The death benefit is equal to the greater of the Specified Amount plus the Cash Value of the Policy or the corridor percentage times the Cash Value on or prior to the date of death. The applicable percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Corridor Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

  OPERATION OF OPTION B. For purposes of this explanation, assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $50,000 will generally pay a death benefit of $50,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $33,333 will increase the death benefit by $2.50.

  Similarly, any time Cash Value exceeds $33,333, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the corridor percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

  CHOOSING DEATH BENEFIT OPTION A OR OPTION B. As described above and assuming the death benefit is not being determined by reference to the corridor percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, PFL's net amount at risk under the Policy will decline. In contrast, Option B involves a constant net amount at risk, again assuming that the death benefit is not being determined by reference to the corridor percentage. Therefore, assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option A death benefit will be less than under a corresponding Policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B but the total death benefit under Option B will generally be greater. Thus, Option A generally could be considered more suitable for Policyowners whose goal is increasing Cash Values based upon positive investment experience while Option B generally could be considered more suitable for Policyowners whose goal is increasing total death benefits. However, individual circumstances and goals should always be carefully considered in choosing the death benefit option.

  CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, a Policyowner may increase or decrease the Specified Amount of a Policy. PFL reserves the right to limit changes to once each Policy year. A change in Specified Amount may affect the net amount at risk, which may affect a Policyowner's cost of insurance charge. (See Monthly Deductions--Cost of Insurance, p.35.) A change in Specified Amount could also have Federal income tax consequences. (See Federal Tax Matters, p.40.)

  DECREASES. Any decrease in the Specified Amount will become effective on the Monthly Anniversary date on or following receipt of a written request from the Policyowner by PFL. No requested decrease in the Specified Amount will be permitted during the first policy year. The Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. If, following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums, p.29), the decrease may be limited to the extent necessary to meet these requirements. A decrease in the Specified Amount will be applied against increases in the Specified Amount in the reverse order from which the increases occurred.

  INCREASES. For an increase in the Specified Amount, written application must be submitted. PFL will also require that additional evidence of insurability be submitted. PFL reserves the right to decline any increase request. Any increase will become effective on the effective date shown on an endorsement to the Policy. The effective date of the increase will be the Monthly Anniversary on or following written approval of the increase by PFL. No increase in the Specified Amount will be permitted during the first Policy year nor on or after the Insured's Attained Age of 86. An increase need not be accompanied by an additional premium, but there must be sufficient Net Surrender Value to cover the next monthly deduction after the increase becomes effective. (See Charges and Deductions, p.32.)

  CHANGE IN DEATH BENEFIT OPTION. Generally, the death benefit option in effect may be changed by the Policyowner once each Policy year after the third Policy year by sending PFL a written request for change. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters, p.40.)

  Under PFL's current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

  If the death benefit option is changed from Option B to Option A, the Specified Amount will be increased by an amount equal to the Policy's Cash Value on the effective date of change. If the death benefit option is changed from Option A to Option B, the Specified Amount will be decreased by an amount equal to the Cash Value on the effective date of the change.

  CORRIDOR PERCENTAGE. If, pursuant to requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the corridor percentages discussed above, the Policy is described as "in the corridor," and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by PFL and consequently, increase the cost of insurance deducted from the Cash Value of the Policy. (See Cost of Insurance, p.35.)

  INSURANCE PROTECTION. A Policyowner may increase or decrease the pure insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a cash withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

    (a) A decrease in the Specified Amount will, subject to the corridor percentage (see Death Benefit, p.20), in general decrease the insurance protection and the charges under the Policy without reducing the Cash Value.

    (b) Under Death Benefit Option A, an increased level of premium payments also will reduce the pure insurance protection, until the corridor percentage times the Cash Value exceeds the Specified Amount. Furthermore, increased premiums should increase the amount of funds available to keep the Policy In Force.

    (c) A cash withdrawal will reduce the death benefit. (See Surrender Privileges, p.26.) However, it has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the corridor percentages.

    (d) An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Cash Value and the resultant corridor percentage. If the insurance protection is increased, the Policy charges generally will increase as well.

    (e) A reduced level of premium payments also generally increases the amount of pure insurance protection under Option A, or maintains the same amount of pure insurance protection if Option B is elected, again depending on the corridor percentage. Furthermore, it results in a reduced amount of Cash Value and increases the possibility that the Policy will Lapse.

  Increases or decreases in a Policy's insurance protection may have adverse Federal income tax consequences. (See Tax Treatment of Policy Benefits, p.41.)

  HOW DEATH BENEFITS MAY VARY IN AMOUNT. As long as the Policy remains In Force, PFL guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy's Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the corridor percentage exceeds the Specified Amount of the Policy. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the corridor percentage times the Cash Value.

  HOW THE DURATION OF THE POLICY MAY VARY. The duration of the Policy depends upon the Net Surrender Value. The Policy will remain In Force until maturity so long as the Net Surrender Value is sufficient to pay the monthly deduction. (See Charges and Deductions, p.32.) Where, however, Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without an adequate payment by the Policyowner, the Policy will Lapse and terminate without value, except as provided for with respect to death benefit guarantees. (See Policy Lapse and Reinstatement, p.31.)

CASH VALUE

  At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Sub-Account values of the Variable Account plus the Fixed Account Value. There is no guaranteed minimum Cash Value.

  NET SURRENDER VALUE. A Policyowner may at any time surrender the Policy and receive the Policy's Net Surrender Value. (See Surrender Privileges, p.26.) The Net Surrender Value as of any date is equal to:

    (1) the Cash Value as of such date; minus

    (2) any surrender charge as of such date (as described on p.34); minus

    (3) any outstanding Policy loan; plus

    (4) any unearned loan interest.

  DETERMINATION OF VALUES IN THE VARIABLE ACCOUNT. On the Policy Date, the Policy's value in a Sub-Account of the Variable Account will equal the portion of any Net Premium allocated to the Sub-Account reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Allocation of Premiums and Cash Value, p.31.) Thereafter, on each Valuation Date, the Policy's value in a Sub-Account of the Variable Account will equal:

    (1) The Policy's value in the Sub-Account on the preceding Valuation Date, multiplied by the experience factor for the current Valuation Period; plus

    (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Sub-Account; plus

    (3) All values transferred to the Sub-Account from the Loan Reserve, from the Fixed Account or from another Sub-Account during the current Valuation Period; minus

    (4) All values transferred from the Sub-Account to the Loan Reserve, to the Fixed Account or to another Sub-Account during the current Valuation Period; minus

    (5) All cash withdrawals from the Sub-Account during the current Valuation Period; minus

    (6) The portion of the monthly deduction allocated to the Sub-Account during the current Valuation Period.

  The Policy's total value in the Variable Account equals the sum of the Policy's value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account, p.18.) A Policy's Cash Value cannot be predetermined because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-Accounts of the Variable Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy.

  THE EXPERIENCE FACTOR. The experience factor measures investment experience during a Valuation Period. Each Sub-Account has its own distinct experience factor. In calculating a Sub-Account's experience factor for a Valuation Period, the net asset value for each share of the corresponding Portfolio at the end of the current Valuation Period is increased by the amount per Portfolio share of any dividend or capital gain distribution declared by the Portfolio during the current Valuation Period and decreased by a charge for any applicable taxes. The total is then divided by the net asset value per Portfolio share at the end of the preceding Valuation Period. A charge equal to the Variable Account Asset Charges is then subtracted. (See Variable Account Asset (Daily) Charges, p.36.)

TRANSFERS

  Cash Value may be transferred among the Sub-Accounts of the Variable Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account, p.18.) The minimum amount that may be transferred is $100, or the entire Sub-Account value if less. The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at the Administrative Office. The net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange (currently 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, any transfer request received after 4:00 p.m., Eastern time, on any day the New York Stock Exchange is open for business will be processed utilizing the net asset value for each share of the applicable Portfolio determined as of 4:00 p.m., Eastern time, on the next day the New York Stock Exchange is open for business. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

  Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to PFL. PFL permits all Policyowners to make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to PFL at its Administrative Office. All telephone transfers should be made by calling PFL at our toll-free number 1-800-525-6205. PFL will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. PFL will employ reasonable procedures to confirm that telephone instructions are genuine. If PFL does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners, and/or tape recording of telephone instructions received from Policyowners. PFL reserves the right to limit transfers to 12 in any one Policy Year. PFL may, at any time, revoke or modify the transfer privilege. Under PFL's current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at the Administrative Office.

  Although PFL does not currently impose a charge for any transfers, PFL reserves the right to impose a $25 charge for each transfer after the first twelve transfers during any Policy Year. (See Transfers, p.24.)

POLICY LOANS

  After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from PFL using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. PFL reserves the right to limit the amount of any Policy loan to not less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan which is taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p.40.)

  An amount equal to the loan plus interest in advance until the next anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Sub-Accounts of the Variable Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current premium allocation instructions.

  The loan will normally be paid within seven days after receipt of a request in a manner permitted by PFL. Postponement of loans may take place under certain conditions. (See General Provisions, p.38.) Under PFL's current procedures, at each Anniversary, PFL will compare the amount of the outstanding loan (including interest since the prior Policy Anniversary, if not paid) to the amount in the Loan Reserve. PFL will also make this comparison any time the Policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, PFL will withdraw the difference from the Accounts and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, PFL will withdraw the difference from the Loan Reserve and transfer it to the Accounts in the same manner as Net Premiums are allocated. (See The Fixed Account, p.18.) No charge will be imposed for these transfers.

  INTEREST RATE CHARGED. The interest rate charged on Policy loans is at the rate of 8% payable in advance on each Policy Anniversary. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

  LOAN RESERVE INTEREST RATE CREDITED. The amount transferred to the Loan Reserve will accrue interest daily at an annual rate not less than 4%. The rate is determined by PFL as authorized by its Board of Directors. The Loan Reserve interest credited will be transferred to the Sub-Accounts: (1) each Policy Anniversary; (2) when a new loan is made; (3) when a loan is partially or fully repaid; and (4) when an amount is needed to meet a monthly deduction. The amount of interest charged may be more or less than the amount of interest credited to the Loan Reserve during any Policy year.

  EFFECT OF POLICY LOANS. A Policy loan affects the Policy since the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

  As long as a loan is outstanding, an amount equal to the loan plus unpaid interest is held in the Loan Reserve. This amount will not be affected by the Variable Account's investment performance. Amounts transferred from the Variable Account to the Loan Reserve will affect the Variable Account value because such amounts will be credited with an interest rate declared by PFL rather than a rate of return reflecting the investment performance of the Variable Account. (See The Fixed Account, p.18.)

  There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which may occur if a Policy lapses with loans outstanding. (See Federal Tax Matters, p.40.)

  INDEBTEDNESS. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds the Cash Value less the then applicable surrender charge, PFL will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness is not received by PFL within 61 days from the date notice is sent, the Policy will Lapse and terminate without value. The Policy, however, may later be reinstated. (See Policy Lapse and Reinstatement, p.31.)

  REPAYMENT OF INDEBTEDNESS. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is In Force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. (See Benefits at Maturity, p.28.) If not repaid, PFL may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the Accounts in the same manner as Net Premiums are allocated. PFL will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

SURRENDER PRIVILEGES

  At any time before the earlier of the death of the Insured or the Maturity Date, the Policyowner may totally surrender or, after the first Policy year, make a cash withdrawal from the Policy by sending a written request to PFL. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at the Administrative Office. The Net Surrender Value is equal to the Cash Value less indebtedness and less any surrender charge. (See Contingent Surrender Charges, p.33.) Surrenders from the Variable Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions, p.38.) Additional restrictions may be applied to surrenders from the Fixed Account. (See The Fixed Account, p.18.) For the protection of Policyowners, all requests for cash withdrawals or total surrenders of more than $50,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record, will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution (such as, banks, broker-dealers, credit unions, and savings associations). If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $50,000. For additional information, Policyowners may call PFL at (800) 525-6205. A cash withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p.40.)

  TOTAL SURRENDERS. If the Policy is being totally surrendered, the Policy itself must be returned to PFL along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits, p.28.)

  CASH WITHDRAWALS. For a cash withdrawal, the amount withdrawn must be at least $500 and must not cause the Net Surrender Value after the cash withdrawal to be less than $500. The amount paid will be deducted from the Policy's Cash Value at the end of the Valuation Period during which the request is received. A charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the amounts withdrawn from the Policy, and the balance will then be paid to the Policyowner. The amount will be deducted from the Accounts in the same manner as the current premium allocation instructions unless the Policyowner directs otherwise. Cash withdrawals free of surrender charge are allowed only once each Policy year.

  Cash withdrawals will affect both the Policy's Cash Value and the death benefit payable under the Policy. The Policy's Cash Value will be reduced by the amount of the cash withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the cash withdrawal.

  In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations.

EXAMINATION OF POLICY PRIVILEGE ("FREE-LOOK")

  The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after PFL mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In such states, PFL will comply with the specific requirements of those states. The Policyowner should mail or deliver the Policy to either PFL or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of:
(i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date PFL or its agent receives the returned Policy. If state law prohibits the calculation above, the refund will equal the total of all premiums paid for the Policy.

BENEFITS AT MATURITY

  If the Insured is living and the Policy is In Force, PFL will pay the Net Surrender Value of the Policy on the Maturity Date. The Policy will mature on the Anniversary nearest the Insured's 100th birthday, if the Insured is living and the Policy is In Force.

PAYMENT OF POLICY BENEFITS

  Death benefits under the Policy will ordinarily be paid within seven days after PFL receives due proof of death, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions, p.38 and The Fixed Account, p.18.) The Policyowner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, PFL will pay the benefits in a lump sum.

  When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent Beneficiaries.

  SETTLEMENT OPTIONS. Policyowners and Beneficiaries, subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Proceeds of less than $1,000 may not be applied under any settlement option. PFL may change the payment frequency if payments under an option become less than $20. Once a settlement option is in effect, there will no longer be value in the Variable Account or the Fixed Account. PFL may make other settlement options available on the Fixed Account in the future. The effective date of a settlement provision will be either the date of surrender or the date of death of the Insured. For additional information concerning these options, see the Policy itself.

  OPTION 1--INTEREST PAYMENTS. The interest on the proceeds will be paid at intervals and for a period chosen by the Policyowner and approved by PFL. The Policyowner may withdraw the proceeds in amounts of at least $100. At the end of the period, any remaining proceeds will be paid in either a lump sum or under any other method approved by PFL.

  OPTION 2--PAYMENTS FOR A FIXED PERIOD. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the fund has been paid in full. The period chosen may not exceed 30 years.

  OPTION 3--LIFE INCOME. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable: (a) during the lifetime of the payee or (b) during a fixed period certain and for the remaining lifetime of the payee or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 10 or 20 years, or the period in which the total payments will equal the amount retained.

  OPTION 4--PAYMENTS OF A SPECIFIED AMOUNT. The proceeds and interest will be paid monthly in a specified amount until all proceeds and interest are paid in full.

  OPTION 5--JOINT AND SURVIVOR LIFE INCOME. The proceeds will be paid during the joint lifetime of two persons and continue upon the death of the first payee for the remaining lifetime of the survivor.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

  Individuals wishing to purchase a Policy must send a completed application to PFL, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499. Under PFL's current rules, the minimum Specified Amount of a Policy is generally $50,000. Policies will generally be issued only to Insureds 85 years of age or under who supply satisfactory evidence of insurability sufficient to PFL. PFL may, however, at its sole discretion, issue a Policy to an individual above the age of 85. Acceptance is subject to PFL's underwriting rules and PFL reserves the right to reject an application for any reason permitted by law.

TEMPORARY INSURANCE COVERAGE

  The full Initial Premium indicated on the application must be paid on or before the date on which the Policy is delivered to the Policyowner. When the full Initial Premium is not submitted with the application, no insurance under a Policy will take effect (a) until a policy is delivered and the full Initial Premium is paid while the person to be insured is living, and (b) unless information in the application continues to be true and complete, without material change, as of the time the Initial Premium is paid.

  Temporary Insurance Coverage is provided subject to certain conditions: (a) the full Initial Premium is submitted with the application; and (b) PFL determines to its satisfaction that on the date the application is signed and submitted with the initial payment the proposed Insured and all additional Insureds proposed for coverage were insurable and acceptable under PFL's underwriting rules and standards for insurance in the amount and plan applied for in the application. The insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional receipt, will by reason of such payment take effect on the later of the date of the application or the date of completion of all medical tests and examinations, if required. The maximum amount of such temporary insurance coverage is the lesser of the amount applied for or $100,000 minus any amounts payable under other insurance on the life of the proposed Insured In Force with PFL. Temporary insurance coverage expires on the earliest of the following dates: (1) the date PFL approves the Policy as applied for; or (2) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage; or
(3) at the beginning of the sixtieth (60th) day following the date of the conditional receipt.

  If an Initial Premium of $2,000 or more is paid upon submission of the application, amounts allocated to the Variable Account will be allocated to the Money Market Portfolio upon receipt by PFL until the date the Policy is recorded on PFL's books (the Record Date). In such instances, the Policy Date will ordinarily be the date of receipt of the premium payment. If an Initial Premium of less than $2,000 is paid with the application, such amounts will be held by PFL until the Policy Date. In such instances, both the Record Date and the Policy Date will ordinarily be the date the Policy goes In Force. Insurance coverage under the Policy and associated monthly deductions commence on the Policy Date. In either case, the Record Date of the Policy will be the date on which the Policy is recorded on PFL's books as an In Force Policy and PFL will allocate Net Premiums to the Accounts on the first Valuation Date on or following the Record Date in accordance with the directions in the application. (See Allocation of Premiums and Cash Value, p.31.)

PREMIUMS

  Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

  PREMIUM FLEXIBILITY. Unlike conventional insurance policies, this Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible Premium schedule. PFL may require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guarantee premium set forth in the Policy. (See Premium Expense Charges, p.32.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make unscheduled premium payments at any time and in any amount.

  PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a Planned Periodic Premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. However, the Policyowner is not required to pay premiums in accordance with this schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which Planned Periodic Premiums are paid.

  The payment of all Planned Periodic Premiums will not guarantee that the Policy remains In Force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. (See Death Benefit, p.20.) Thus, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will nonetheless lapse any time Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. However, during the first three Policy years, the Policy will remain In Force and no grace period will begin provided there has been no increase in the Specified Amount and the total of the premiums received is equal to or exceeds the minimum monthly guarantee premium specified in the Policy times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement, p.31.)

  PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations according to federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, PFL will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every premium payment, whether scheduled or unscheduled, must be at least the minimum payment amount required. Under PFL's current rules, the minimum payment amount is $50. Premium payments less than this minimum amount may be returned to the Policyowner.

  PAYMENT OF PREMIUMS. While a Policy loan is outstanding, payments made by the Policyowner will be treated as a premium payment unless clearly marked as loan repayments.

  As an accommodation to Policyowners, PFL will accept transmittal of initial and subsequent premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission ("FAX") of a completed application. An Initial Premium of $2,000 or more accepted via wire transfer with FAX will be invested the business day following receipt. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period of time while PFL attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium the business day after receipt of the FAX or information necessary to complete the application.

  In the event the application with original signature is later received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated in accordance with the allocation instructions in the application with original signature at the unit value next determined after receipt of such application.

  Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

  First National Bank of Maryland
  ABA# 052000113
  For credit to: PFL Life
  Account #: 1838816-2
  Policyowner's Name:
  Policy Number:
  Attention: Operational Accounting

ALLOCATION OF PREMIUMS AND CASH VALUE

  NET PREMIUMS. The Net Premium equals the premium paid less the premium expense charges (if any). (See Premium Expense Charges, p.32)

  ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Variable Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, if a premium payment of $2,000 or more is paid upon submission of the application, the Net Premium will initially be allocated to the Sub-Account of the Variable Account that invests exclusively in shares of the Money Market Portfolio and will be reallocated on the first Valuation Date on or following the Record Date in accordance with the directions in the application. If a premium payment of less than $2,000 accompanies the application, the Net Premium will be allocated on the first Valuation Date on or following the Record Date in accordance with the directions in the application.

  Net premiums paid after the Record Date will be allocated in accordance with the Policyowner's instructions in the application. The minimum percentage of each premium that may be allocated to any account is 10%; percentages must be in whole numbers. The allocation of future Net Premiums may be changed without charge at any time by providing PFL with written notification from the Policyowner. PFL reserves the right to limit the number of changes of the allocation of Net Premiums to one per year. Investment returns from the amounts allocated to Sub-Accounts of the Variable Account will vary with the investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk for these amounts.

POLICY LAPSE AND REINSTATEMENT

  LAPSE. Unlike conventional life insurance policies, payment of the Planned Periodic Premiums might not be enough to keep the Policy from lapsing; similarly, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to Lapse. Lapse will only occur where Net Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If Net Surrender Value is insufficient to cover the monthly deduction, the Policyowner must, except as noted below, pay during the grace period a payment at least sufficient to provide a Net Premium to cover the sum of the monthly deductions due within the grace period. (See Charges and Deductions, p.32.) However, during the first three Policy years, the Policy will not lapse and no grace period will begin provided there has been no increase in the Specified Amount and the total of the premiums received (minus any withdrawals and outstanding loans) equals or exceeds the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month.

  If Net Surrender Value is insufficient to cover the monthly deduction, PFL will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy In Force. The Policyowner will then have a grace period of 61 days, measured from the date notice is sent to the Policyowner, for PFL to receive sufficient payments. If PFL does not receive a sufficient payment within the grace period, the Policy will lapse. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner's then current premium allocation instructions. (See Allocation of Premiums and Cash Value-- Allocation of Net Premiums, p.31, and Monthly Deductions--Optional Cash Value Charges, p.35.) If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

  REINSTATEMENT. A lapsed Policy may be reinstated any time within five years after the date of Lapse and before the Maturity Date by submitting the following items to PFL:

  1. A written request for reinstatement from the Policyowner;
  2. Evidence of insurability satisfactory to PFL; and
  3. A premium that, after the deduction of premium expense charges, is large enough to cover:

    (a) one monthly deduction at the time of termination;
    (b) the next two monthly deductions which will become due after the time of reinstatement; and
    (c) an amount sufficient to cover any surrender charge (as described on p.34) as of the date of reinstatement.

  PFL reserves the right to decline a reinstatement request. Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Net Surrender Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above.

  Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date PFL approves the application for reinstatement.

                            CHARGES AND DEDUCTIONS

  Charges will be deducted in connection with the Policy to compensate PFL for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy.

PREMIUM EXPENSE CHARGES

  Prior to allocation of Net Premiums among the Accounts, premiums paid will be reduced by a 5.0% premium expense charge consisting of a sales charge and a charge for premium taxes.

  SALES CHARGE. A sales charge equal to 2.5% of the premiums paid will be deducted to partially compensate PFL for distribution expenses incurred in connection with the Policy. These expenses include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The sales charge in any Policy year is not necessarily related to actual distribution expenses incurred in that year. PFL expects to incur the majority of distribution expenses in the first Policy year and to recover any deficiency over the life of the Policy and from PFL's General Account, which may include profits, if any, derived from the mortality and expense risk charge collected under the Policy.

  PREMIUM TAXES. Various states and subdivisions impose a tax on premiums received by insurance companies. Premium tax rates vary from state to state from a range of 0.5% to 3.5%. Regardless of the actual rate assessed by a particular state, a deduction of an amount equal to 2.5% of each premium payment will be made to compensate PFL for paying this tax.

CONTINGENT SURRENDER CHARGES

  If a Policy is totally surrendered (or the Net Surrender Value is applied under a settlement option) prior to the end of the fifteenth (15th) Policy year, a surrender charge for the initial Specified Amount will be deducted from the Policy's Cash Value. This surrender charge consists of the sum of:
(a) an administrative component (deferred issue charge), and (b) a sales component (deferred sales charge).

  (1) Deferred Issue Charge. The deferred issue charge is a charge per thousand of initial Specified Amount. This charge varies by Issue Age, the length of time the Policy is in effect, and the sex of the insured. The maximum initial charge is $5.00 per thousand of initial Specified Amount in year 1 (it is lower for males age 76 and older), and decreases to $0.00 in years 15 and later for all insureds. This charge is to assist PFL in recovering the underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability, and establishing Policy records. A surrender charge consisting only of a deferred issue charge applies prior to the 15th Policy year to the amount of any increase in the Specified Amount.

  (2) Deferred Sales Charge. The deferred sales charge is (1) X% of the sum of all premiums paid up to the Guideline Premium shown in the Policy, plus (2) Y% of the sum of all premiums paid in excess of the first Guideline Premium ("excess premium charge"). X and Y vary by the Issue Age, the length of time the Policy is in effect, and sex of the Insured and shown in Appendix I of the Policy. For the first 10 years, X is 26.5% for males under age 64 at issue, and for females under age 71 at issue. For the first 10 years, Y is 4.2% for males under age 56 at issue and for females under age 63. The percentages decline at older ages and Policy Year. There is no surrender charge in the 15th Policy Year and thereafter.

  The deferred sales charge is designed to assist PFL in recovering distribution expenses incurred in connection with the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The proceeds of the charge may not be sufficient to cover these expenses. To the extent they are not, PFL will cover the shortfall from its General Account assets, which may include profits from the mortality and expense risk charge under the Policy.

  THE TOTAL SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.

  EXAMPLE (1)--Assume a male Insured purchases the Policy when age 55 for $100,000 of Specified Amount, paying the Guideline Premium of $3,237, and an additional premium amount of $763 in excess of the Guideline Premium, for a total premium of $4,000 per year for four years ($16,000 total for four years), and then surrenders the Policy. The surrender charge would be calculated as follows:

   (i) Deferred Issue Charge--[100 X $5.00]                   = $  500.00
         ($5.00/$1,000 of Initial Specified Amount)
   (ii) Deferred Sales Charge:
         (1)  26.5% of Guideline Premium paid
           [26.5% X $3,237], and                              = $  857.81
         (2)  4.2% of premiums paid in excess of Guideline
               Premium
           [4.2% X $12,763]                                   = $  536.05
   (iii) Applicable Surrender Charge
         [(a)$500.00 + (b)($857.81 + $536.05)]
         Surrender Charge = $500.00 + $1,398.86               = $1,893.86
                                                                =========
                                                                =========

  EXAMPLE (2)--Assume the same facts as in Example (1), except the Owner pays premiums for 14 years and surrenders the Policy on the 14th Policy
Anniversary:

   (i)  Deferred Issue Charge--[100 X $1.00]                   = $  100.00
   (ii) Deferred Sales Charge:
         (1)  [5.3% X $3,237], and                            = $  171.56
         (2)  [.84% X $52,763]                                = $  443.21
   (iii) Applicable Surrender Charge
         [(a)$100.00 + (b)($171.56 + $443.21)]
         Surrender Charge = $100.00 +$614.77                  = $  714.77
                                                                =========

  If the Owner waits until the 15th Policy Anniversary or after, there will be no surrender charge.

  (3) Deferred Issue Charge on Increases. During the 15 Policy years following each increase in Specified Amount, an additional surrender charge will be incurred upon surrender of the Policy. This charge is calculated by multiplying the amount of the increase in Specified Amount, in thousands, by the applicable deferred issue charge shown in the Policy, with Policy years commencing on the date of the increase.

  (4) Free Withdrawal Amount. The Deferred Sales Charge portion of the surrender charge is waived, after the first Policy year, on the first withdrawal each year that does not exceed 10% of the Cash Value on the date of the withdrawal.

MONTHLY DEDUCTIONS

  Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate PFL for certain administrative costs, the cost of insurance, and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary and will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts.

Because portions of the monthly deduction, such as the cost of insurance, can vary from month-to-month, the monthly deduction itself will vary in amount from month-to-month.

  COST OF INSURANCE. A charge for the cost of insurance, described below, will be deducted as a monthly deduction. PFL will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month. Then there is an increase in the Specified Amount of a Policy which results in a greater net amount at risk, the cost of insurance deduction will increase.

  Cost of insurance rates will be based on the sex and Attained Age of the Insured, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on PFL's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Tables and the Insured's sex and Attained Age. PFL also may guarantee that actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all Insureds of the same age and sex whose Policies have been In Force for the same length of time.

  The Policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to, and may have different cost of insurance charges for, men and women of the same age except where prohibited by state law or regulation.

  PFL may also issue certain Policies on a simplified or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the 1980 CSO table specified in the Policy; however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

  MONTHLY ADMINISTRATION CHARGE. PFL has primary responsibility for the administration of the Policy and the Variable Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, PFL assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month and will not be increased.

  Substandard Premium Class Rating Charges. Charges for a Substandard Premium class rating will be deducted from the policy as monthly deductions.

  Optional Cash Value Charges. Cash Value charges for any optional insurance benefits added to the Policy by rider will be deducted from the Policy as monthly deductions.

TRANSACTION CHARGES

  Cash Value Transfers. PFL reserves the right to impose a transfer charge of $25 for each transfer following the first twelve transfers made during any Policy year. However, PFL does not currently impose a charge for transfers, regardless of the number made.

  Cash Withdrawals. A charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will then be paid to the Policyowner. This charge will not be increased.

VARIABLE ACCOUNT ASSET (DAILY) CHARGES

  Certain charges will be deducted as a percentage of the value of the net assets of the Variable Account on a daily basis to compensate PFL for certain expenses incurred and risks assumed in connection with the Policy.

  These charges are for administrative expenses, mortality and expense risks, distribution financing costs, and certain Federal income tax expenses (referred to as "deferred acquisition cost" taxes). The charges for distribution financing and deferred acquisition costs are only imposed during the first ten Policy years; the other charges are imposed throughout the life of the Policy. These charges are deducted on a daily basis, but the following chart summarizes these charges as annual percentages of the daily net assets of the Variable Account.

All Policy Years
  Mortality & Expense Risks...............................................  .90%
  Administrative Expenses.................................................  .40%
                                                                           -----
  SUBTOTAL, all Policy years:                                              1.30%
First Ten Policy Years only
  Distribution financing..................................................  .50%
  Deferred Acquisition Costs..............................................  .10%
                                                                           -----
  SUBTOTAL, additional first ten years:...................................  .60%
                                                                           -----
  TOTAL, First ten Policy years:.......................................... 1.90%

  These Variable Account asset charges are not deducted from the Fixed
Account.

  Each of the daily Variable Account asset charges is described below.

  Administrative Expenses. The daily charge for administrative expenses compensates PFL for the costs incurred in administering the Policies and the Variable Account, such as the costs of processing applications, premiums, withdrawals, loans, policy changes (such as a change of address, a change in beneficiary or beneficiaries, etc.).

  Distribution Financing Charge. The Distribution Financing Charge, together with the deferred sales charge (see above) is designed to compensate PFL for the costs of distribution and selling the Policies (including sales commissions, advertising and marketing, and preparing and printing prospectuses). The deferred sales charge will be reduced by the amount of Distribution Financing Charges previously deducted with respect to that particular Policy.

  Deferred Acquisition Costs. In computing its Federal income taxes, PFL is required to "defer" or capitalize certain acquisition costs (rather than taking such costs as a current deduction). The deferred acquisition cost charge is designed to compensate PFL for these additional Federal income tax expenses related to the Policies.

  Mortality and Expense Risk Charge. PFL will deduct a daily charge from the Variable Account at an annual rate of .90% of the average daily net assets of the Variable Account. Under PFL's current procedures, these amounts are paid to the General Account monthly. PFL may profit from this charge.

  The mortality risk assumed by PFL is that Insureds may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. PFL also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause PFL to incur greater costs than anticipated when designing the Policies.

TAXES

  Currently no charge is made to the Variable Account for Federal income taxes that may be attributable to the Variable Account. PFL may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See Federal Tax Matters, p.40.)

INVESTMENT ADVISORY FEE

  Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by the Funds. (See p.10 for a discussion of the investment advisory fees and other expenses of each Portfolio.)

GROUP OR SPONSORED ARRANGEMENTS

  Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

  The premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount may be different or reduced for Policies issued in connection with group or sponsored arrangements. PFL will reduce these charges in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements.

  PFL may, in addition to waiving or reducing the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount, also waive or reduce the Monthly Administration Charge and the charge for a cash withdrawal when lower administrative costs are incurred for: (a) current and retired directors, officers, full-time employees and agents of PFL and its affiliates; (b) current and retired directors, officers, full-time employees and registered representatives of AFSG Securities Corporation and any broker-dealer which has a sales agreement with AFSG Securities Corporation; (c) any trust, pension, profit-sharing or other employee benefit plan of any of the foregoing persons or entities; (d) current and retired directors, officers and full-time employees of the Funds; and (e) any member of a family of any of the foregoing (e.g., spouse, child, sibling, parent-in-law). PFL reserves the right to modify or terminate this arrangement at any time.

  PFL may modify both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or which have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of Policies funded by the Variable Account.

  In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. PFL recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters, p.40.)

                              GENERAL PROVISIONS

POSTPONEMENT OF PAYMENTS

  GENERAL. Payment of any amount from the Variable Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account, p.18.

  PAYMENT BY CHECK. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner's bank.

THE CONTRACT

  The Policy, endorsements, if any, the attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President, a vice president, officer of PFL, or Secretary of PFL can agree to change or waive any provisions of the Policy.

SUICIDE

  If the Insured, whether sane or insane, commits suicide within two years after the Policy Date, PFL will pay only the premiums received, less any cash withdrawals and outstanding indebtedness. In the event of Lapse of the Policy, the suicide period will be measured from the effective date of reinstatement. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, PFL's total liability with respect to such increase or reinstatement will be the cost of insurance charges deducted for such increase or reinstatement.

INCONTESTABILITY

  PFL cannot contest the Policy as to the initial Specified Amount after it has been In Force during the lifetime of the Insured for two years from the Policy Date. A new two year contestability period will apply to each increase in Specified Amount beginning on the effective date of each such increase and will apply to statements made in the application for the increase. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

CHANGE OF OWNER OR BENEFICIARY

  The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Insured, the benefits payable at the Insured's death will be paid to the Policyowner or the Policyowner's estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to PFL. If the Policyowner has not reserved the right to change the beneficiary, a written consent of any irrevocable beneficiary will be needed prior to a change in the beneficiary. The Policy need not be returned unless requested by PFL. The change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received by PFL. PFL will not, however, be liable for any payment made or action taken before receipt of the request.

ASSIGNMENT

  The Policy may be assigned by the Policyowner. PFL will not be bound by the assignment until a written copy has been received at its Administrative Office and will not be liable with respect to any payment made prior to receipt. PFL assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest.

MISSTATEMENT OF AGE OR SEX

  If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

REPORTS AND RECORDS

  PFL will maintain all records relating to the Variable Account and the Fixed Account. PFL will mail to Policyowners, at their last known address of record, any reports required by any applicable law or regulation.

  PFL will send Policyowners written confirmation within seven days of the following transactions: unplanned and certain planned premium payments, Cash Value transfers between Accounts, change in death benefit option or Specified Amount, total surrenders or cash withdrawals, and Policy loans or repayments. PFL will also send each Policyowner an annual statement at the end of the Policy year showing for the year, among other things, the month and amount of each: premium payment made, monthly deduction, transfer, cash withdrawal and Policy loan or repayment. The annual statement will also show Policy year-end Net Surrender Value, death benefit and Policy loan value, as well as other Policy activity during the year.

                         DISTRIBUTION OF THE POLICIES

  AFSG Securities Corporation, member NASD, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, an affiliate of PFL, is the principal underwriter of the Policies. AFSG Securities Corporation has entered or will enter into one or more contracts with various broker-dealers for the distribution of the Policies. Commissions on Policy sales are paid to dealers. Commissions payable to a broker-dealer will be up to 65% of the Guideline Premium (and 5% of any excess premiums). In addition, certain broker-dealers may receive additional commissions and certain expense allowances based upon the attainment of specific sales volume targets and other factors. Certain broker-dealers may also receive annual continuing fees based on Policy Values. These commissions are not deducted from Premium Payments, they are paid by PFL.

                              FEDERAL TAX MATTERS

INTRODUCTION

  The ultimate effect of Federal income taxes on the Cash Value and on the economic benefit to the Policyowner or Beneficiary depends on PFL's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon PFL's understanding of Federal income tax laws as they are currently interpreted, PFL cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of the current Federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service ("IRS"). PFL reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

TAX CHARGES

  At the present time, PFL makes no charge for any Federal, state or local taxes (other than premium taxes) that PFL incurs that may be attributable to such Account or to the Policies. PFL, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Account or to the Policies.

TAX STATUS OF THE POLICY

  Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") has issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how
Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

  With respect to a Policy that is issued on the basis of a standard rate class, while there is some uncertainty due to the limited guidance on Section 7702, PFL nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy
Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy Section 7702, PFL will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, PFL reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

  Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how each Fund's assets may be invested. PFL believes that the Funds will be operated in compliance with the requirements prescribed by the Treasury.

  In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the owner's gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-account without being treated as owners of the underlying assets."

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.

  The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

  1. In general. PFL believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code.

  A change in a Policy's Specified Amount, a change in a Policy's insurance protection, the payment of an unscheduled premium, the taking of a Policy loan, a cash withdrawal, a total surrender, a Policy Lapse with an outstanding indebtedness, a change in death benefit options, a change in owner, the exchange of a Policy, or the assignment of a Policy may have tax consequences depending upon the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

  The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

  In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

  Generally, the Policyowner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Section 7702A generally applies to Policies entered into or materially changed after June 20, 1988.

  Whether a Policy is or is not a modified endowment contract, upon a complete surrender or lapse of a Policy, or when benefits are paid at such Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

  2. Modified Endowment Contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy (regardless of when it was entered into) is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

  Under PFL's current procedures, the Policyowner will be notified at the time a Policy is issued whether, according to PFL's calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Policyowner will also be notified of the amount of the maximum annual premium which can be paid without causing a Policy to be classified as a modified endowment contract.

  Due to the flexibility of the Policies, classification of the Policies as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

  3. Distributions from Policies Classified as Modified Endowment
Contracts. Policies classified as modified endowment contracts are subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender, distributions made in anticipation of the Policy becoming a modified endowment contract, and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

  4. Distribution from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a cash withdrawal, a decrease in the Policy's death benefit, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

  Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

  Finally, distributions (including distributions upon surrender or lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

  5. Policy loan interest. Generally, interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to Policies covering such individuals exceeds $50,000. The deductibility of Policy loan interest may be further limited by other provisions of the Code. Therefore, a Policyowner should consult a competent tax adviser as to whether Policy loan interest will be deductible.

  6. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
(iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

  7. Multiple Policies. All modified endowment contracts that are issued by PFL (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

  8. Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the Federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

EMPLOYMENT-RELATED BENEFIT PLANS

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

                 SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

  PFL holds the assets of the Variable Account. PFL maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Variable Account is provided by a blanket fidelity bond issued to PFL and its affiliates in the amount of $10 million (subject to a $1 million deductible), covering all the employees of PFL and its affiliates. A Stockbrokers Blanket Bond, issued to AEGON U.S., providing fidelity coverage, covers the activities of registered representatives of AFSG Securities Corporation to a limit of $10,000,000, subject to a $50,000 deductible.

                     VOTING RIGHTS OF THE VARIABLE ACCOUNT

  To the extent required by law, PFL will vote the Funds' shares held in the Variable Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Variable Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Funds' shares in its own right, it may elect to do so.

  The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the Portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Underlying Funds.

  PFL will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by PFL.

  Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

  DISREGARD OF VOTING INSTRUCTIONS. PFL may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, PFL itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if PFL reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or PFL determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event PFL does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

                            STATE REGULATION OF PFL

  As a life insurance company organized and operated under Iowa law, PFL is subject to provisions governing such companies and to regulation by the Iowa Commissioner of Insurance.

  PFL's books and Accounts are subject to review and examination by the Iowa Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

  PFL intends to reinsure a portion of the risks assumed under the Policies.

                    EXECUTIVE OFFICERS AND DIRECTORS OF PFL

 NAME AND POSITION(S)(/1/) PRINCIPAL OCCUPATION(S)
 WITH PFL                  LAST FIVE YEARS
 ------------------------- -----------------------
 William L. Busler...      Director, Chairman of the Board, and President
 Larry N. Norman.....      Director and Executive Vice President
 Robert J. Kontz.....      Vice President and Corporate Controller
                           Vice President, Treasurer and Chief Financial
 Brenda K. Clancy....      Officer
                           Director, Senior Vice President, and Chief Operating
 Patrick S. Baird....      Officer
 Douglas C. Kolsrud..      Director, Senior Vice President, Chief Investment
                           Officer and Corporate Actuary
                           Director, Vice President, Secretary and General
 Craig D. Vermie.....      Counsel

----------------------------
(/1/)The principal business address of each person listed is PFL Life Insurance
     Company, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52449, unless otherwise noted.

                               YEAR 2000 MATTERS

  In October, 1996, PFL adopted and presently has in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze exiting hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compatible. The Plan provides for a management process which ensures that when a particular system, or software application, is determined to be "non-compliant" the proper steps are in place to either remedy the "non-compliance" or cease using the particular system or software. The Plan also provides that the Chief Information Officer report to the Board of Directors as to the status of the efforts under the Plan on a regular and routine basis. PFL has engaged the services of a third-party that is specialized in Year 2000 issues to work on the project.

  The Plan has four specific objectives (1) develop an inventory of all applications: (2) evaluate all applications in the inventory to determine the most prudent manner to move them to Year 2000 compliance, if required; (3) estimate budgets, resources and schedules for the migration of the "affected" applications to Year 2000 compliance; and (4) define testing and deployment requirements to successfully manage validation and re-deployment of any changed code. It is anticipated that all compliance issues will be resolved by December 1998.

  As of the date of this Prospectus, PFL has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

  The Year 2000 computer problem, and its resolution, is complex and multifaceted, and the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding our efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control.

                                 LEGAL MATTERS

  Sutherland, Asbill & Brennan LLP, Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of Iowa law pertaining to the Policy, including the validity of the Policy and PFL's right to issue the Policy under Iowa Insurance Law, have been passed upon by Frank A. Camp, Vice President and Division General Counsel, PFL Life Insurance Company.

                               LEGAL PROCEEDINGS

  There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. PFL, like other life insurance companies, is a defendant in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or PFL.

                                    EXPERTS

  The financial statements of PFL as of December 31, 1997 and 1996 and for the three years in the period ended 1997, appearing in this Prospectus and registration statement have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by Richard
R. Greer as stated in the opinion filed as an exhibit to the registration statement.

                            ADDITIONAL INFORMATION

  A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This

Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, PFL and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed. Information about the Variable Account can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains other information regarding the Variable Account.

                 INFORMATION ABOUT PFL'S FINANCIAL STATEMENTS

  The financial statements of PFL which are included in this Prospectus (see p. 57) should be considered only as bearing on the ability of PFL to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

  Financial statements for PFL for the years ended December 31, 1997, 1996 and 1995, have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles ("GAAP").

  There are no financial statements for the Variable Account because as of the date of this prospectus the Variable Account had not commenced operations, had no assets or liabilities, and had incurred no expenses.

                                  APPENDIX A

                           ILLUSTRATION OF BENEFITS

  The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued to an Insured of a given age and a given premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Owner has not requested an increase or decrease in the Specified Amount of the Policy, and that no cash withdrawals or Policy loans have been made.

  The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

  The illustrations on page A-2 is based on a Policy for an Insured who is [a 35 year old male with annual premiums of $2,000, a $165,000 Specified Amount and death] benefit Option A. The illustrations on that page also assume the guaranteed premium charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

  The illustrations on page A-3 are based on the same factors as those on page A-2, except that premium charges and cost of insurance charges are based on PFL's current rates.

  The illustrations on page A-4 and A-5 are based on the same factors as the foregoing examples, but death benefit Option B is used.

  The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the Premium Charge, (2) the daily Variable Account Asset Charges of 1.9% for the first 10 years and 1.3% thereafter, of the average net assets of the Sub-Accounts; (3) estimated daily expenses equivalent to an effective arithmetic average annual expense level of 1.01% of the average daily net assets of all of the available Portfolios (based on 1997 expense levels); and (4) all applicable monthly deductions. The 1.01% expense level assumes an equal allocation of amounts among the thirteen Sub-Accounts and is based on an average investment advisory fee and 1997 average operating expenses. Taking into account the assumed charges of 2.91%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of (2.91)%, 7.09%, and 9.09%.

  The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Variable Account since PFL is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Variable Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges and Deductions--Taxes, p.37.)

  The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if an amount equal to the premium were invested to earn interest at 5% per year, compounded annually.

  PFL will furnish, upon request, a comparable illustration reflecting the proposed Insured's age, sex, risk classification and desired plan features.

                 PFL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

Specified Amount:$165,000
Product Type:Standard Class Policy            Asset Based Charges*:2.91%/2.31%

Using:Guaranteed Mortality                    Annual Premium:$2,000

                                              Death Benefit:Option A

              PREMIUMS         DEATH BENEFIT             CASH VALUE          NET SURRENDER VALUE
             ACCUMULATED ------------------------- ----------------------- -----------------------
                AT 5%         ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  END OF     ----------- -------------------------------------------------------------------------
  POLICY        GROSS      0%      6%       12%      0%     6%      12%      0%     6%      12%
   YEAR          NET     -2.91%   3.09%    9.09%   -2.91% 3.09%    9.09%   -2.91% 3.09%    9.09%
-----------  ----------- ------- ------- --------- ------ ------ --------- ------ ------ ---------
 1               2,100   165,000 165,000   165,000  1,447  1,548     1,650     92     93       295
 2               4,305   165,000 165,000   165,000  2,835  3,126     3,431  1,256  1,547     1,852
 3               6,620   165,000 165,000   165,000  4,159  4,731     5,351  2,496  3,068     3,688
 4               9,051   165,000 165,000   165,000  5,420  6,360     7,422  3,673  4,613     5,675
 5              11,604   165,000 165,000   165,000  6,615  8,010     9,652  4,784  6,179     7,821
 6              14,284   165,000 165,000   165,000  7,743  9,679    12,055  5,828  7,764    10,140
 7              17,098   165,000 165,000   165,000  8,800 11,363    14,641  6,801  9,364    12,642
 8              20,053   165,000 165,000   165,000  9,788 13,064    17,430  7,705 10,981    15,347
 9              23,156   165,000 165,000   165,000 10,704 14,775    20,436  8,537 12,608    18,269
10              26,414   165,000 165,000   165,000 11,549 16,498    23,680  9,297 14,247    21,429
11              29,834   165,000 165,000   165,000 12,396 18,336    27,333 10,528 16,468    25,465
12              33,426   165,000 165,000   165,000 13,173 20,196    31,306 11,721 18,745    29,855
13              37,197   165,000 165,000   165,000 13,875 22,075    35,630 12,874 21,074    34,629
14              41,157   165,000 165,000   165,000 14,503 23,974    40,343 13,986 23,457    39,825
15              45,315   165,000 165,000   165,000 15,050 25,887    45,481 15,050 25,887    45,481
16              49,681   165,000 165,000   165,000 15,514 27,812    51,092 15,514 27,812    51,092
17              54,265   165,000 165,000   165,000 15,883 29,740    57,219 15,883 29,740    57,219
18              59,078   165,000 165,000   165,000 16,149 31,664    63,916 16,149 31,664    63,916
19              64,132   165,000 165,000   165,000 16,301 33,573    71,245 16,301 33,573    71,245
20              69,439   165,000 165,000   165,000 16,325 35,456    79,274 16,325 35,456    79,274
30 (Age 65)    139,522   165,000 165,000   266,544  7,098 50,984   218,479  7,098 50,984   218,479
40 (Age 75)    253,680      *    165,000   591,419   *    42,221   552,728   *    42,221   552,728
50 (Age 85)    439,631      *       *    1,422,212   *      *    1,354,488   *      *    1,354,488
60 (Age 95)    742,526      *       *    3,180,934   *      *    3,149,439   *      *    3,149,439

--------------------------

* In the absence of additional premium the policy will lapse.

Note:

  * Asset Based Charges

    The average fund expense charge is 1.01%

    The Variable Account Asset Charge is 1.90% for the first ten policy years only, after that, it will be reduced to 1.30%.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

  Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and net surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual policy years. No representation can be made by PFL or the fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

                 PFL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

Specified Amount:$165,000
Product Type:Standard Class Policy            Asset Based Charges*:2.91%/2.31%

Using:Current Mortality Nonsmoker             Annual Premium:$2,000

                                              Death Benefit:Option A

              PREMIUMS         DEATH BENEFIT              CASH VALUE          NET SURRENDER VALUE
             ACCUMULATED ------------------------- ------------------------ ------------------------
                AT 5%          ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  END OF     ----------- ---------------------------------------------------------------------------
  POLICY        GROSS      0%      6%       12%      0%     6%       12%      0%     6%       12%
   YEAR          NET     -2.91%   3.09%    9.09%   -2.91%  3.09%    9.09%   -2.91%  3.09%    9.09%
-----------  ----------- ------- ------- --------- ------ ------- --------- ------ ------- ---------
 1               2,100   165,000 165,000   165,000  1,602   1,708     1,814    247     353       459
 2               4,305   165,000 165,000   165,000  3,142   3,454     3,778  1,700   2,011     2,335
 3               6,620   165,000 165,000   165,000  4,601   5,215     5,881  3,074   3,689     4,355
 4               9,051   165,000 165,000   165,000  6,002   7,016     8,161  4,391   5,406     6,551
 5              11,604   165,000 165,000   165,000  7,346   8,857    10,634  5,651   7,163     8,939
 6              14,284   165,000 165,000   165,000  8,639  10,744    13,321  6,861   8,966    11,542
 7              17,098   165,000 165,000   165,000  9,879  12,675    16,239  8,016  10,812    14,376
 8              20,053   165,000 165,000   165,000 11,064  14,647    19,406  9,117  12,700    17,460
 9              23,156   165,000 165,000   165,000 12,194  16,662    22,847 10,164  14,632    20,817
10              26,414   165,000 165,000   165,000 13,278  18,728    26,593 11,163  16,613    24,478
11              29,834   165,000 165,000   165,000 14,396  20,959    30,833 12,637  19,200    29,074
12              33,426   165,000 165,000   165,000 15,467  23,254    35,474 14,097  21,885    34,104
13              37,197   165,000 165,000   165,000 16,493  25,618    40,557 15,546  24,672    39,610
14              41,157   165,000 165,000   165,000 17,491  28,070    46,142 17,001  27,580    45,652
15              45,315   165,000 165,000   165,000 18,457  30,608    52,276 18,457  30,608    52,276
16              49,681   165,000 165,000   165,000 19,389  33,234    59,014 19,389  33,234    59,014
17              54,265   165,000 165,000   165,000 20,254  35,921    66,391 20,254  35,921    66,391
18              59,078   165,000 165,000   165,000 21,055  38,672    74,476 21,055  38,672    74,476
19              64,132   165,000 165,000   165,000 21,782  41,484    83,342 21,782  41,484    83,342
20              69,439   165,000 165,000   165,000 22,432  44,357    93,072 22,432  44,357    93,072
30 (Age 65)    139,522   165,000 165,000   316,348 22,864  75,904   259,302 22,864  75,904   259,302
40 (Age 75)    253,680   165,000 165,000   717,425 12,256 118,733   670,491 12,256 118,733   670,491
50 (Age 85)    439,631      *    192,609 1,760,278   *    183,392 1,676,456   *    183,392 1,676,456
60 (Age 95)    742,526      *    273,661 4,065,582   *    270,884 4,025,329   *    270,884 4,025,329

--------------------------

* In the absence of additional premium the policy will lapse.

Note:

  * Asset Based Charges

    The average fund expense charge is 1.01%

    The Variable Account Asset Charge is 1.90% for the first ten policy years only, after that, it will be reduced to 1.30%.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

  Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and net surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual policy years. No representation can be made by PFL or the fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

                 PFL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

Specified Amount:$165,000
Product Type:Standard Class Policy            Asset Based Charges*:2.91%/2.31%

Using:Guaranteed Mortality                    Annual Premium:$2,000
                                              Death Benefit:Option B

              PREMIUMS         DEATH BENEFIT             CASH VALUE          NET SURRENDER VALUE
             ACCUMULATED ------------------------- ----------------------- -----------------------
                AT 5%         ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  END OF     ----------- -------------------------------------------------------------------------
  POLICY        GROSS      0%      6%       12%      0%     6%      12%      0%     6%      12%
   YEAR          NET     -2.91%   3.09%    9.09%   2.91%  3.09%    9.09%   -2.91% 3.09%    9.09%
-----------  ----------- ------- ------- --------- ------ ------ --------- ------ ------ ---------
 1               2,100   166,443 166,543   166,644  1,443  1,543     1,644     88    188       289
 2               4,305   167,822 168,113   168,416  2,822  3,113     3,416  1,243  1,533     1,836
 3               6,620   169,135 169,703   170,320  4,135  4,703     5,320  2,472  3,040     3,657
 4               9,051   170,381 171,313   172,366  5,381  6,313     7,366  3,634  4,566     5,619
 5              11,604   171,556 172,937   174,562  6,556  7,937     9,562  4,725  6,106     7,731
 6              14,284   172,660 174,572   176,918  7,660  9,572    11,918  5,745  7,657    10,003
 7              17,098   173,687 176,213   179,441  8,687 11,213    14,441  6,688  9,214    12,441
 8              20,053   174,641 177,859   182,146  9,641 12,859    17,146  7,558 10,776    15,063
 9              23,156   175,516 179,503   185,043 10,516 14,503    20,043  8,349 12,336    17,876
10              26,414   176,314 181,144   188,148 11,314 16,144    23,148  9,063 13,893    20,897
11              29,834   177,106 182,882   191,621 12,106 17,882    26,621 10,238 16,013    24,753
12              33,426   177,820 184,620   195,365 12,820 19,620    30,365 11,368 18,169    28,914
13              37,197   178,451 186,355   199,403 13,451 21,355    34,403 12,450 20,354    33,402
14              41,157   178,999 188,083   203,758 13,999 23,083    38,758 13,482 22,566    38,241
15              45,315   179,458 189,795   208,454 14,458 24,795    43,454 14,458 24,795    43,454
16              49,681   179,823 191,486   213,517 14,823 26,486    48,517 14,823 26,486    48,517
17              54,265   180,084 193,139   218,967 15,084 28,139    53,967 15,084 28,139    53,967
18              59,078   180,229 194,741   224,830 15,229 29,741    59,830 15,229 29,741    59,830
19              64,132   180,249 196,275   231,130 15,249 31,275    66,130 15,249 31,275    66,130
20              69,439   180,128 197,720   237,891 15,128 32,720    72,891 15,128 32,720    72,891
30 (Age 65)    139,522   169,080 203,312   339,427  4,080 38,312   174,427  4,080 38,312   174,427
40 (Age 75)    253,680      *       *      534,087   *      *      369,087   *      *      369,087
50 (Age 85)    439,631      *       *      863,224   *      *      698,224   *      *      698,224
60 (Age 95)    742,526      *       *    1,316,683   *      *    1,151,683   *      *    1,151,683

--------------------------

* In the absence of additional premium the policy will lapse.

Note:

  * Asset Based Charges

    The average fund expense charge is 1.01%

    The Variable Account Asset Charge is 1.90% for the first ten policy years only, after that, it will be reduced to 1.30%.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

  Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and net surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual policy years. No representation can be made by PFL or the fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

                 PFL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35


Specified Amount:  $165,000
Product Type:      Standard Class Policy        Asset Based Charges*:2.91%/2.31%

Using:             Current Mortality Nonsmoker  Annual Premium:      $2,000

                                                Death Benefit:       Option B

              PREMIUMS         DEATH BENEFIT             CASH VALUE          NET SURRENDER VALUE
             ACCUMULATED ------------------------- ----------------------- -----------------------
                AT 5%         ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  END OF     ----------- -------------------------------------------------------------------------
  POLICY        GROSS      0%      6%       12%      0%     6%      12%      0%     6%      12%
   YEAR          NET     -2.91%   3.09%    9.09%   -2.91% 3.09%    9.09%   -2.91% 3.09%    9.09%
-----------  ----------- ------- ------- --------- ------ ------ --------- ------ ------ ---------
 1              12,100   166,599 166,705   166,811  1,599  1,705     1,811    244    350       456
 2               4,305   168,135 168,446   168,769  3,135  3,446     3,769  1,692  2,003     2,326
 3               6,620   169,586 170,198   170,862  4,586  5,198     5,862  3,059  3,671     4,335
 4               9,051   170,977 171,986   173,126  5,977  6,986     8,126  4,366  5,376     6,515
 5              11,604   172,307 173,810   175,575  7,307  8,810    10,575  5,613  7,115     8,880
 6              14,284   173,585 175,674   178,231  8,585 10,674    13,231  6,806  8,895    11,452
 7              17,098   174,806 177,576   181,108  9,806 12,576    16,108  7,943 10,714    14,245
 8              20,053   175,968 179,514   184,222 10,968 14,514    19,222  9,021 12,567    17,275
 9              23,156   177,072 181,486   187,593 12,072 16,486    22,593 10,042 14,455    20,563
10              26,414   178,127 183,500   191,252 13,127 18,500    26,252 11,012 16,386    24,137
11              29,834   179,210 185,668   195,379 14,210 20,668    30,379 12,451 18,909    28,620
12              33,426   180,242 187,888   199,879 15,242 22,888    34,879 13,872 21,519    33,509
13              37,197   181,224 190,164   204,787 16,224 25,164    39,787 15,277 24,217    38,840
14              41,157   182,175 192,515   210,162 17,175 27,515    45,162 16,685 27,025    44,671
15              45,315   183,091 194,939   216,043 18,091 29,939    51,043 18,091 29,939    51,043
16              49,681   183,970 197,436   222,478 18,970 32,436    57,478 18,970 32,436    57,478
17              54,265   184,773 199,968   229,477 19,773 34,968    64,477 19,773 34,968    64,477
18              59,078   185,502 202,537   237,095 20,502 37,537    72,095 20,502 37,537    72,095
19              64,132   186,148 205,131   245,380 21,148 40,131    80,380 21,148 40,131    80,380
20              69,439   186,705 207,745   254,389 21,705 42,745    89,389 21,705 42,745    89,389
30 (Age 65)    139,522   185,275 232,144   400,201 20,275 67,144   235,201 20,275 67,144   235,201
40 (Age 75)    253,680   172,186 251,515   747,168  7,186 86,515   582,168  7,186 86,515   582,168
50 (Age 85)    439,631      *    208,257 1,533,693   *    43,257 1,368,693   *    43,257 1,368,693
60 (Age 95)    742,526      *       *    3,252,217   *      *    3,087,217   *      *    3,087,217

--------------------------

* In the absence of additional premium the policy will lapse.

Note:

  * Asset Based Charges

    The average fund expense charge is 1.01%

    The Variable Account Asset Charge is 1.90% for the first ten policy years only, after that, it will be reduced to 1.30%.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

  Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and net surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual policy years. No representation can be made by PFL or the fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

                                   APPENDIX B


           WEALTH INDICES OF INVESTMENTS IN THE U.S. CAPITAL MARKETS

  The information below graphically depicts the growth of $1.00 invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1997. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982.

  Each of the cumulative index values is initialized at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks have the best performance over the entire 72-year period: investments of $1.00 in these assets would have grown to $1,878.33 and $5,519.97, respectively, by year-end 1997. This higher growth was earned by investments involving substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to much less risk, grew to only $29.07.

  The lowest-risk strategy over the past 72 years (for those with short-term time horizons) was to buy U.S. Treasury bills. Since Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1926-1977 period.

                             [CHART APPEARS HERE]

                   COMPOUND ANNUAL RATES OF RETURN BY DECADE

                     1920S* 1930S   1940S  1950S  1960S  1970S  1980S  1990S** 1988-97
                     ------ -----   -----  -----  -----  -----  -----  ------- -------
Large Company......   19.2% (0.1)%   9.2%  19.4%   7.8%   5.9%  17.5%   16.6%   18.0%
Small Company......   (4.5)  1.4    20.7   16.9   15.5   11.5   15.8    16.5    16.5
Long-Term Corp. ...    5.2   6.9     2.7    1.0    1.7    6.2   13.0    10.2    10.8
Long-Term Govt. ...    5.0   4.9     3.2   (0.1)   1.4    5.5   12.6    10.7    11.3
Inter-Term Govt. ..    4.2   4.6     1.8    1.3    3.5    7.0   11.9     8.0     8.3
Treasury Bills.....    3.7   0.6     0.4    1.9    3.9    6.3    8.9     5.0     5.4
Inflation..........   (1.1) (2.0)    5.4    2.2    2.5    7.4    5.1     3.1     3.4

----------------------------
* Based on the period 1926-1929.
** Based on the period 1990-1997.
Source: (C) Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson
        Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                      INDEX TO FINANCIAL STATEMENTS

PFL LIFE INSURANCE COMPANY:

Statutory-Basis Balance Sheet at June 30, 1998 (unaudited)
Statutory-Basis Statement of Operations for the Six Months Ended June 20,
 1998 (unaudited)
Statutory-Basis Statement of Changes in Capital and Surplus for the Six
 Months ended June 30, 1998
Statutory-Basis Statement of Cash Flow for the Six Months Ended June 30,
 1998 (unaudited)
Statutory-Basis Notes to Financial Statements (unaudited)
Report of Independent Auditors dated February 27, 1998
Statutory-Basis Balance Sheets at December 31, 1997 and 1996.
Statutory-Basis Statements of Operations for the years ended December 31,
 1997, 1996 and 1995.
Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 1997, 1996 and 1995
Statutory-Basis Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995
Statutory-Basis Notes to Financial Statements
Statutory-Basis Financial Statement Schedules

                                  APPENDIX C

                  THE PFL ENDEAVOR VARIABLE LIFE ACCOUNT AND
                 THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

  The investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high grade debt securities.

  The relative volatility of common stock prices as compared with prices of high grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

  Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

  In this method of investing:

    . Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually),

    . Stock Market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS

         INVESTMENTS AT                   COMMON STOCK                              SHARES
        REGULAR INTERVALS                 MARKET PRICE                             PURCHASED
        -----------------                 ------------                             ---------
              $150                            $20                                     7.5
               150                             15                                    10.0
               150                             10                                    15.0
               150                              5                                    30.0
               150                             10                                    15.0
               150                             15                                    10.0
              ----                                                                   ----
              $900                                                                   87.5

        Total Value of 87.5 shares @ $15/share..  $1,312.50
          Less Investment made..................    (900.00)
                                                  ---------
            Gain/Profit.........................  $  412.50

  Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

  This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of market fluctuations.

  How does the dollar cost averaging method relate to the PFL Endeavor Variable Life Insurance Policy? A Policyowner may invest his or her Net Premium in a Sub-Account, and although a Policy's value in a Sub-Account or Sub-Accounts is affected by several factors other than investment experience (e.g., Cash Value charges and charges against the Variable Account), the dollar cost averaging method can be generally applied to the Policy to the extent that the Policyowner pays a Planned Periodic Premium on a regular basis and he or she allocates Net Premium resulting from those Planned Periodic Premiums to the Growth Sub-Account in relatively constant amounts.

                           PFL LIFE INSURANCE COMPANY
                         BALANCE SHEET--STATUTORY BASIS
                              AS OF JUNE 30, 1998
                           (IN THOUSANDS)(UNAUDITED)

ADMITTED ASSETS
Cash and invested assets:
 Cash and short-term investments                                    $   25,948
 Bonds                                                               5,277,887
 Preferred stock                                                         4,824
 Common stock, at market                                                52,131
 Mortgage loans on real estate                                         896,794
 Home office properties, at cost less accumulated depreciation           8,170
 Real estate acquired in satisfaction of debt, at cost less accumu-
  lated depreciation                                                    11,681
 Investment real estate                                                 39,315
 Policy loans                                                           58,563
 Other invested assets                                                  54,217
                                                                    ----------
Total cash and invested assets                                       6,429,530
Premiums deferred and uncollected                                       16,382
Accrued investment income                                               70,329
Transfers from separate accounts                                        68,005
Other assets                                                            33,749
Separate account assets                                              3,038,608
                                                                    ----------
Total admitted assets                                               $9,656,603
                                                                    ==========

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
 Aggregate reserves for policies and contracts:
  Life                                                              $1,051,299
  Annuity                                                            4,053,009
  Accident and health                                                  187,050
 Policy and contract claim reserves:
  Life                                                                   9,261
  Accident and health                                                   54,553
 Other policyholders' funds                                            154,465
 Remittances and items not allocated                                   295,747
 Federal income taxes payable                                            8,392
 Asset valuation reserve                                                81,988
 Interest maintenance reserve                                           42,308
 Short-term note payable to affiliate                                   74,700
 Payable to affiliate                                                   66,172
 Other liabilities                                                      85,963
 Separate account liabilities                                        3,032,859
                                                                    ----------
Total liabilities                                                    9,197,766
Capital and surplus:
 Common stock, $10.00 par value, 500 shares
  authorized, 266 issued and outstanding                                 2,660
 Paid-in surplus                                                       154,282
 Unassigned surplus                                                    301,895
                                                                    ----------
  Total capital and surplus                                            458,837
                                                                    ----------
  Total liabilities and capital and surplus                         $9,656,603
                                                                    ==========

                           PFL LIFE INSURANCE COMPANY
                    STATEMENT OF OPERATIONS--STATUTORY BASIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                           (IN THOUSANDS)(UNAUDITED)

Revenues:
 Premiums and other considerations, net of reinsurance:
  Life                                                   $191,768
  Annuity                                                 333,959
  Accident and health                                      91,900
 Net investment income                                    224,680
 Amortization of interest maintenance reserve               6,731
 Commissions and expense allowances on reinsurance ceded   13,050
 Other income                                              28,922
                                                         --------
                                                          891,010
Benefits and expenses:
 Benefits paid or provided for:
  Life and accident and health benefits                    20,895
  Surrender benefits                                      392,899
  Other benefits                                          127,545
  Increase (decrease) in aggregate reserves for
   policies and contracts:
   Life                                                   167,282
   Annuity                                               (150,832)
   Accident and health                                     17,721
   Other                                                   10,862
                                                         --------
                                                          586,372
Insurance expenses:
  Commissions                                              70,807
  General insurance expenses                               24,215
  Taxes, licenses and fees                                  9,503
  Transfer to separate accounts                           142,021
  Other expenses                                            1,541
                                                         --------
                                                          248,087
                                                         --------
                                                          834,459
                                                         --------
Gain from operations before federal income
 taxes and realized capital gains on
 investments                                               56,551
Federal income tax expense                                 21,190
                                                         --------
Gain from operations before realized
 capital gains on investments                              35,361
Net realized capital gains on investments
 (net of related federal income taxes and
 amounts transferred to interest maintenance
 reserve)                                                   3,494
                                                         --------
Net income                                               $ 38,855
                                                         ========

                           PFL LIFE INSURANCE COMPANY
          STATEMENT OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                           (IN THOUSANDS)(UNAUDITED)

                                                                 TOTAL
                                                                CAPITAL
                                     COMMON PAID-IN  UNASSIGNED   AND
                                     STOCK  SURPLUS   SURPLUS   SURPLUS
                                     ------ -------- ---------- --------
Balance at January 1, 1998           $2,660 $154,282  $272,420  $429,362
 Net income                               0        0    38,855    38,855
 Net unrealized gains                     0        0     2,682     2,682
 Increase in non-admitted assets          0        0      (680)     (680)
 Increase in asset valuation reserve      0        0   (12,163)  (12,163)
 Other adjustments                        0        0       781       781
                                     ------ --------  --------  --------
Balance at June 30, 1998             $2,660 $154,282  $301,895  $458,837
                                     ====== ========  ========  ========

                           PFL LIFE INSURANCE COMPANY
                    STATEMENT OF CASH FLOW--STATUTORY BASIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                           (IN THOUSANDS)(UNAUDITED)

OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance           $ 658,990
Net investment income                                             234,739
Life and accident and health claims                               (75,188)
Surrender benefits to policyholders and other fund withdrawals   (392,899)
Other benefits to policyholders                                   (75,840)
Commissions, other expenses and other taxes                      (106,960)
Federal income taxes, excluding tax on capital gains              (14,686)
Other, net                                                        208,278
Net transfers to separate accounts                               (149,832)
                                                                ---------
 Net cash provided by operating activities                        286,602
INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
 Bonds and preferred stocks                                     1,753,306
 Common stocks                                                     13,754
 Mortgage loans on real estate                                    103,910
 Other                                                              3,129
                                                                ---------
                                                                1,874,099
Cost of investments acquired:
 Bonds and preferred stocks                                     2,116,408
 Common stocks                                                     11,738
 Mortgage loans                                                    56,253
 Other                                                             21,963
                                                                ---------
                                                                2,206,362
Net tax on capital gains                                           10,630
                                                                ---------
Net cash used by investing activities                            (342,893)
                                                                ---------
FINANCING ACTIVITIES
Borrowed money                                                     58,300
                                                                ---------
Net cash provided by financing activities                          58,300
Increase in cash and short-term investments                         2,009
Cash and short-term investments at beginning of year               23,939
                                                                ---------
Cash and short-term investments at end of year                  $  25,948
                                                                =========

                          PFL LIFE INSURANCE COMPANY
                NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1998
                           (IN THOUSANDS)(UNAUDITED)

1.BASIS OF PRESENTATION

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 1997.

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                           PFL LIFE INSURANCE COMPANY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      WITH REPORT OF INDEPENDENT AUDITORS

                           PFL LIFE INSURANCE COMPANY

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                    CONTENTS

Report of Independent Auditors..............................................   1
Audited Financial Statements
  Balance Sheets--Statutory Basis...........................................   2
  Statements of Operations--Statutory Basis.................................   3
  Statements of Changes in Capital and Surplus--Statutory Basis.............   4
  Statements of Cash Flows--Statutory Basis.................................   5
  Notes to Financial Statements--Statutory Basis............................   6

                [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
PFL Life Insurance Company

  We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

  In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

  Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                               /s/ Ernst & Young LLP

February 27, 1998

                           PFL LIFE INSURANCE COMPANY

                        BALANCE SHEETS--STATUTORY BASIS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  DECEMBER 31
                                                             ---------------------
                                                                1997       1996
                                                             ---------- ----------
                      ADMITTED ASSETS
                      ---------------
Cash and invested assets:
 Cash and short-term investments............................ $   23,939 $   50,737
 Bonds......................................................  4,913,144  4,773,433
 Stocks:
   Preferred................................................      2,750      3,097
   Common (cost: 1997--$33,058; 1996--$23,212)..............     42,345     32,038
   Affiliated entities (cost: 1997--$10,798; 1996--
    $14,893)................................................      8,031      6,934
 Mortgage loans on real estate..............................    935,207    911,705
 Real estate, at cost less accumulated depreciation ($8,655
  in 1997; $11,338 in 1996):
   Home office properties...................................      8,283     10,372
   Properties acquired in satisfaction of debt..............     11,814     12,260
   Investment properties....................................     36,416     35,922
 Policy loans...............................................     57,136     54,214
 Other invested assets......................................     29,864     16,343
                                                             ---------- ----------
     Total cash and invested assets.........................  6,068,929  5,907,055
Premiums deferred and uncollected...........................     16,101     16,345
Accrued investment income...................................     69,662     70,401
Short-term notes receivable from affiliate..................        --      53,900
Federal income taxes recoverable............................        --       4,018
Transfers from separate accounts............................     60,193     38,528
Other assets................................................     37,624     31,215
Separate account assets.....................................  2,517,365  1,844,515
                                                             ---------- ----------
     Total admitted assets.................................. $8,769,874 $7,965,977
                                                             ========== ==========
            LIABILITIES AND CAPITAL AND SURPLUS
            -----------------------------------
Liabilities:
 Aggregate reserves for policies and contracts:
   Life..................................................... $  884,018 $  736,100
   Annuity..................................................  4,204,125  4,408,419
   Accident and health......................................    169,328    139,269
 Policy and contract claim reserves:
   Life.....................................................      8,635      7,369
   Accident and health......................................     57,713     66,988
 Other policyholders' funds.................................    143,831    126,672
 Remittances and items not allocated........................    153,745     64,064
 Asset valuation reserve....................................     69,825     54,851
 Interest maintenance reserve...............................     30,287     23,745
 Federal income taxes payable...............................      1,889        --
 Short-term notes payable to affiliates.....................     16,400        --
 Other liabilities..........................................     75,070     70,663
 Payable to affiliates......................................     13,240      4,975
 Separate account liabilities...............................  2,512,406  1,844,515
                                                             ---------- ----------
     Total liabilities......................................  8,340,512  7,547,630
Commitments and contingencies
Capital and surplus:
 Common stock, $10 par value, 500 shares authorized, 266
  issued and outstanding....................................      2,660      2,660
 Paid-in surplus............................................    154,282    154,129
 Unassigned surplus.........................................    272,420    261,558
                                                             ---------- ----------
     Total capital and surplus..............................    429,362    418,347
                                                             ---------- ----------
     Total liabilities and capital and surplus.............. $8,769,874 $7,965,977
                                                             ========== ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Premiums and other considerations, net
   of reinsurance:
    Life..................................  $  202,435  $  204,872  $  114,704
    Annuity...............................     657,695     725,966     921,452
    Accident and health...................     207,982     227,862     232,738
  Net investment income...................     446,424     428,337     392,685
  Amortization of interest maintenance re-
   serve..................................       3,645       2,434       4,341
  Commissions and expense allowances on
   reinsurance ceded......................      49,859      73,931      77,071
                                            ----------  ----------  ----------
                                             1,568,040   1,663,402   1,742,991
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health bene-
     fits.................................     146,583     147,024     146,346
    Surrender benefits....................     658,071     512,810     498,626
    Other benefits........................     126,495     101,288      88,607
  Increase (decrease) in aggregate re-
   serves for
   policies and contracts:
    Life..................................     149,575     140,126      50,071
    Annuity...............................    (203,139)    188,002     528,330
    Accident and health...................      30,059      26,790      17,694
    Other.................................      16,998      19,969      16,017
                                            ----------  ----------  ----------
                                               924,642   1,136,009   1,345,691
Insurance expenses:
  Commissions.............................     157,300     177,466     200,706
  General insurance expenses..............      57,571      57,282      57,623
  Taxes, licenses and fees................       8,715      13,889      15,700
  Net transfers to separate accounts......     297,480     171,785      42,981
  Other expenses..........................         119         526         760
                                            ----------  ----------  ----------
                                               521,185     420,948     317,770
                                            ----------  ----------  ----------
                                             1,445,827   1,556,957   1,663,461
                                            ----------  ----------  ----------
Gain from operations before federal income
 taxes and net realized capital gains
 (losses) on investments..................     122,213     106,445      79,530
Federal income tax expense................      43,381      41,177      33,335
                                            ----------  ----------  ----------
Gain from operations before net realized
 capital gains (losses) on investments....      78,832      65,268      46,195
Net realized capital gains (losses) on in-
 vestments (net of related federal income
 taxes and amounts
 transferred to interest maintenance re-
 serve)...................................       7,159      (3,503)    (18,096)
                                            ----------  ----------  ----------
Net income................................  $   85,991  $   61,765  $   28,099
                                            ==========  ==========  ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                                       TOTAL
                                                                      CAPITAL
                                           COMMON PAID-IN  UNASSIGNED   AND
                                           STOCK  SURPLUS   SURPLUS   SURPLUS
                                           ------ -------- ---------- --------
Balance at January 1, 1995................ $2,660 $114,129  $211,552  $328,341
  Capital contribution....................    --    40,000       --     40,000
  Net income for 1995.....................    --       --     28,099    28,099
  Net unrealized capital losses...........    --       --     (7,574)   (7,574)
  Decrease in non-admitted assets.........    --       --         50        50
  Increase in asset valuation reserve.....    --       --     (5,946)   (5,946)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...............................    --       --         35        35
  Cancellation of reinsurance agreement...    --       --        585       585
  Amendment of reinsurance agreement......    --       --        419       419
  Transfer of subsidiary investment to
   stockholder............................    --       --     (3,250)   (3,250)
  Change in reserve valuation methodolo-
   gy.....................................    --       --       (501)     (501)
  Increase in liability for reinsurance in
   unauthorized companies.................    --       --     (2,730)   (2,730)
                                           ------ --------  --------  --------
Balance at December 31, 1995..............  2,660  154,129   220,739   377,528
  Net income for 1996.....................    --       --     61,765    61,765
  Net unrealized capital gains............    --       --      2,351     2,351
  Increase in non-admitted assets.........    --       --       (148)     (148)
  Increase in asset valuation reserve.....    --       --    (10,930)  (10,930)
  Dividend to stockholder.................    --       --    (20,000)  (20,000)
  Prior period adjustment.................    --       --      5,025     5,025
  Surplus effect of sale of a division....    --       --       (384)     (384)
  Surplus effect of ceding commission
   associated with the sale of a
   division...............................    --       --         29        29
  Amendment of reinsurance agreement......    --       --        421       421
  Decrease in liability for reinsurance in
   unauthorized companies.................    --       --      2,690     2,690
                                           ------ --------  --------  --------
Balance at December 31, 1996..............  2,660  154,129   261,558   418,347
  Capital contribution....................    --       153       --        153
  Net income for 1997.....................    --       --     85,991    85,991
  Net unrealized capital gains............    --       --      3,592     3,592
  Increase in non-admitted assets.........    --       --       (481)     (481)
  Increase in asset valuation reserve.....    --       --    (14,974)  (14,974)
  Dividend to stockholder.................    --       --    (62,000)  (62,000)
  Surplus effect of sale of a division....    --       --       (161)     (161)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...............................    --       --          5         5
  Surplus effect of amendment of reinsur-
   ance agreement.........................    --       --        389       389
  Surplus effect of reinsurance agree-
   ment...................................    --       --        402       402
  Increase in liability for reinsurance in
   unauthorized companies.................    --       --     (1,901)   (1,901)
                                           ------ --------  --------  --------
Balance at December 31, 1997.............. $2,660 $154,282  $272,420  $429,362
                                           ====== ========  ========  ========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF CASH FLOWS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                YEAR ENDED DECEMBER 31
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
OPERATING ACTIVITIES
Premiums and other considerations, net
 of reinsurance.........................  $ 1,119,936  $ 1,240,748  $ 1,353,407
Net investment income...................      452,091      431,456      398,051
Life and accident and health claims.....     (154,383)    (147,556)    (140,798)
Surrender benefits and other fund with-
 drawals................................     (658,071)    (512,810)    (498,626)
Other benefits to policyholders.........     (126,462)    (101,254)     (88,519)
Commissions, other expenses and other
 taxes..................................     (225,042)    (248,321)    (278,241)
Net transfers to separate accounts......     (319,146)    (210,312)     (42,981)
Federal income taxes, excluding tax on
 capital gains..........................      (47,909)     (35,551)     (32,905)
Cash paid in conjunction with an
 amendment of a reinsurance agreement...       (4,826)      (5,812)
Repayment of intercompany notes and re-
 ceivables, net.........................          --           --       (48,070)
Cash received in connection with a
 reinsurance agreement..................        1,477          --           --
Other, net..............................       89,693      (41,677)      62,345
                                          -----------  -----------  -----------
Net cash provided by operating
 activities.............................      127,358      368,911      683,663
INVESTING ACTIVITIES
Proceeds from investment sold, matured
 or repaid:
  Bonds and preferred stocks............    3,284,095    2,112,831    1,757,229
  Common stocks.........................       34,004       27,214       20,338
  Mortgage loans on real estate.........      138,162       74,351       36,550
  Real estate...........................        6,897       18,077       23,203
  Cash received from ceding commissions
   associated with the sale of a
   division.............................            8           45           55
  Other.................................       57,683       22,568        8,258
                                          -----------  -----------  -----------
                                            3,520,849    2,255,086    1,845,633
Cost of investments acquired:
  Bonds and preferred stocks............   (3,411,442)  (2,270,105)  (2,294,195)
  Common stocks.........................      (37,339)     (29,799)     (23,284)
  Mortgage loans on real estate.........     (159,577)    (324,381)    (192,292)
  Real estate...........................       (2,013)        (222)     (10,188)
  Policy loans..........................       (2,922)      (1,539)        (877)
  Cash paid in association with the sale
   of a division........................          --          (539)         --
  Cash paid in conjunction with sales of
   a division...........................         (591)        (123)         --
  Other.................................      (15,674)      (6,404)      (2,670)
                                          -----------  -----------  -----------
                                           (3,629,558)  (2,633,112)  (2,523,506)
                                          -----------  -----------  -----------
Net cash used in investing activities...     (108,709)    (378,026)    (677,873)

FINANCING ACTIVITIES
Issuance of short-term intercompany
 notes payable..........................       16,400          --        40,000
Capital contribution....................          153          --           --
Dividends to stockholder................      (62,000)     (20,000)         --
                                          -----------  -----------  -----------
Net cash provided by (used in) financing
 activities.............................      (45,447)     (20,000)      40,000
                                          -----------  -----------  -----------
Increase (decrease) in cash and short-
 term investments.......................      (26,798)     (29,115)      45,790
Cash and short-term investments at be-
 ginning of year........................       50,737       79,852       34,062
                                          -----------  -----------  -----------
Cash and short-term investments at end
 of year................................  $    23,939  $    50,737  $    79,852
                                          ===========  ===========  ===========

                            See accompanying notes.

                          PFL LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS

                               DECEMBER 31, 1997
                            (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is a wholly-owned subsidiary of AEGON nv, a holding company organized under the laws of The Netherlands.

  In connection with the sale of certain affiliated companies, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

 . During 1996, the Company sold its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction resulted in the transfer of substantially all employees and office facilities to United Insurance Companies, Inc. ("UICI"). All inforce business will continue to be shared by UICI and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of UICI and will not be shared with the Company and its affiliates through coinsurance arrangements. As a result of the sale, during 1996 the Company transferred $123 in assets, substantially all of which was cash, and $70 of liabilities. The difference between the assets and liabilities of $(53) plus a tax credit of $19 was charged directly to unassigned surplus. During 1997, the Company transferred $591 in assets, substantially all of which was cash and $343 of liabilities. The difference between the assets and liabilities of $(248) net of a tax credit of $87 was charged directly to unassigned surplus.

 . Effective December 31, 1995, the Company canceled a coinsurance agreement with its parent, First AUSA. As a result of the cancellation, the Company transferred $825 of assets and $1,712 of liabilities. The difference between the assets and liabilities, net of a tax effect of $302 was credited directly to unassigned surplus.

 . On January 1, 1994, the Company entered into an agreement with a non-affiliate reinsurer to increase the reinsurance ceded by 2 1/2% each year (primarily group health business). As a result, the Company transferred $4,303 in assets and liabilities of $4,467 during 1995. The difference between the assets and liabilities of $164, plus a tax credit of $255, was credited directly to unassigned surplus. During 1996, the Company transferred $5,991 in assets, including $5,812 of cash and short-term investments and liabilities of $6,146. The difference between the assets and liabilities of $155, plus a tax credit of $266 was credited directly to unassigned surplus. During 1997, the Company transferred $5,045 in assets, including $4,826 of cash and short-term investments, and liabilities of $5,164. The difference between the assets and liabilities of $119 plus a tax credit of $270 was credited directly to unassigned surplus.

 . During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. During 1996, the Company paid $539 in association with this sale; the payment, net of a tax credit of $189, were charged

                          PFL LIFE INSURANCE COMPANY
   directly to unassigned surplus. In addition, the Company will receive from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1995, the Company received $55 for ceding commissions; the commissions net of the related tax effect of $20 was credited directly to unassigned surplus. During 1996, the Company received $45 for ceding commissions; the commissions net of the related tax effect of $(16) was charged directly to unassigned surplus. In 1997, the Company received $8 for ceding commissions; the commissions net of the related tax effect of $3 was credited directly to unassigned surplus.

 . During 1997, the Company entered into a reinsurance agreement with a non-affiliate. As a result of the agreement, the Company received $1,480 of assets, including $1,477 of cash and short-term securities, and $861 of liabilities. The difference between the assets and liabilities of $619, net of a tax effect of $217 was credited directly to unassigned surplus.

NATURE OF BUSINESS

  The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through the Company's agents and financial institutions.

BASIS OF PRESENTATION

  The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

  The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of

                          PFL LIFE INSURANCE COMPANY
interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability) changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company.

  The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1998, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

  Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of affiliated and unaffiliated companies, which includes shares of mutual funds (money market and other), are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

  Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers

                          PFL LIFE INSURANCE COMPANY
of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

  Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1997, 1996 and 1995, the Company excluded investment income due and accrued of $177, $1,541 and $2,272, respectively, with respect to such practices.

  The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

  The Company has entered into interest-rate cap agreements to hedge the exposure of changing interest rates. The cash flows from the interest rate caps will help offset losses that might occur from changes in interest rates. The cost of such agreements is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other assets.

AGGREGATE POLICY RESERVES

  Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

  The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

  Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

  Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

                          PFL LIFE INSURANCE COMPANY

POLICY AND CONTRACT CLAIM RESERVES

  Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

  Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $281,095, $227,864 and $133,386 in 1997, 1996 and 1995, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

RECLASSIFICATIONS

  Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

    Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For

                          PFL LIFE INSURANCE COMPANY
  fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

    Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying value.

    Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

    Interest rate cap and interest rate swaps: Estimated fair value of the interest rate cap is based upon the latest quoted market price.

  Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

  The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107 and No. 119:

                                                    DECEMBER 31
                                    -------------------------------------------
                                            1997                  1996
                                    --------------------- ---------------------
                                     CARRYING              CARRYING
                                      VALUE    FAIR VALUE   VALUE    FAIR VALUE
                                    ---------- ---------- ---------- ----------
ADMITTED ASSETS
Bonds.............................. $4,913,144 $5,046,527 $4,773,433 $4,867,770
Preferred stocks...................      2,750      8,029      3,097      7,133
Common stocks......................     42,345     42,345     32,038     32,038
Affiliated common stock............      8,031      8,031      6,934      6,934
Mortgage loans on real estate......    935,207    983,720    911,705    922,010
Policy loans.......................     57,136     57,136     54,214     54,214
Cash and short-term investments....     23,939     23,939     50,737     50,737
Interest rate cap..................      5,618      1,513      6,797      6,975
Interest rate swaps................        --       2,546        --         --
Separate account assets............  2,517,365  2,517,365  1,844,515  1,844,515

LIABILITIES
Investment contract liabilities....  4,345,181  4,283,461  4,532,568  4,398,630
Separate account liabilities.......  2,452,205  2,452,205  1,803,057  1,803,057

                          PFL LIFE INSURANCE COMPANY

3. INVESTMENTS

  The carrying value and estimated fair value of investments in debt securities were as follows:

                                                 GROSS      GROSS
                                     CARRYING  UNREALIZED UNREALIZED ESTIMATED
                                      VALUE      GAINS      LOSSES   FAIR VALUE
                                    ---------- ---------- ---------- ----------
DECEMBER 31, 1997
Bonds:
  United States Government and
   agencies........................ $  188,241  $  2,562   $    (21) $  190,782
  State, municipal and other
   government......................     61,532     2,584     (1,774)     62,342
  Public utilities.................    121,582     5,384     (2,952)    124,014
  Industrial and miscellaneous.....  1,955,587    85,233     (7,752)  2,033,068
  Mortgage-backed securities.......  2,586,202    55,382     (5,263)  2,636,321
                                    ----------  --------   --------  ----------
                                     4,913,144   151,145    (17,762)  5,046,527
Preferred stocks...................      2,750     5,279        --        8,029
                                    ----------  --------   --------  ----------
                                    $4,915,894  $156,424   $(17,762) $5,054,556
                                    ==========  ========   ========  ==========
DECEMBER 31, 1996
Bonds:
  United States Government and
   agencies........................ $  136,450  $  3,301   $    180  $  139,571
  State, municipal and other
   government......................     59,644     1,906        177      61,373
  Public utilities.................    147,918     5,616      1,020     152,514
  Industrial and miscellaneous.....  1,958,681    64,710      8,105   2,015,286
  Mortgage-backed securities.......  2,470,740    43,896     15,610   2,499,026
                                    ----------  --------   --------  ----------
                                     4,773,433   119,429     25,092   4,867,770
Preferred stocks...................      3,097     4,036        --        7,133
                                    ----------  --------   --------  ----------
                                    $4,776,530  $123,465   $ 25,092  $4,874,903
                                    ==========  ========   ========  ==========

  The carrying value and estimated fair value of bonds at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           CARRYING  ESTIMATED
                                                            VALUE    FAIR VALUE
                                                          ---------- ----------
   Due in one year or less............................... $  132,834 $  133,608
   Due after one year through five years.................  1,036,862  1,066,474
   Due after five years through ten years................    886,542    915,229
   Due after ten years...................................    270,704    294,895
                                                          ---------- ----------
                                                           2,326,942  2,410,206
   Mortgage and other asset-backed securities............  2,586,202  2,636,321
                                                          ---------- ----------
                                                          $4,913,144 $5,046,527
                                                          ========== ==========

                          PFL LIFE INSURANCE COMPANY

  A detail of net investment income is presented below:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1997     1996     1995
                                                     -------- -------- --------
Interest on bonds and notes......................... $373,496 $364,356 $342,182
Dividends on equity investments.....................    1,460    1,436    1,822
Interest on mortgage loans..........................   80,266   69,418   52,702
Rental income on real estate........................    7,501    9,526   10,443
Interest on policy loans............................    3,400    3,273    3,112
Other investment income.............................      613    1,799    1,803
                                                     -------- -------- --------
Gross investment income.............................  466,736  449,808  412,064
Investment expenses.................................   20,312   21,471   19,379
                                                     -------- -------- --------
Net investment income............................... $446,424 $428,337 $392,685
                                                     ======== ======== ========

  Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Proceeds................................... $3,284,095  $2,112,831  $1,757,229
                                            ==========  ==========  ==========
Gross realized gains....................... $   30,094  $   19,876  $   19,721
Gross realized losses......................    (17,265)    (19,634)    (34,399)
                                            ----------  ----------  ----------
Net realized gains (losses)................ $   12,829  $      242  $  (14,678)
                                            ==========  ==========  ==========

  At December 31, 1997, investments with an aggregate carrying value of $5,944,376 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

  Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                            REALIZED
                                                    ---------------------------
                                                     YEAR ENDED DECEMBER 31
                                                    ---------------------------
                                                      1997     1996      1995
                                                    --------  -------  --------
Debt securities.................................... $ 12,829  $   242  $(14,678)
Short-term investments.............................      (19)    (197)       24
Equity securities..................................    6,972    1,798       504
Mortgage loans on real estate......................    2,252   (5,530)   (1,053)
Real estate........................................    4,252    1,210    (1,908)
Other invested assets..............................    1,632       12      (970)
                                                    --------  -------  --------
                                                      27,918   (2,465)  (18,081)
Tax effect.........................................  (10,572)  (1,235)    7,878
Transfer to interest maintenance reserve...........  (10,187)     197    (7,891)
                                                    --------  -------  --------
Net realized gains (losses)........................ $  7,159  $(3,503) $(18,096)
                                                    ========  =======  ========

                             CHANGE IN UNREALIZED
                          ---------------------------
                            YEAR ENDED DECEMBER 31
                          ---------------------------
                           1997     1996       1995
                          ------- ---------  --------
Debt securities.........  $40,289 $(115,867) $355,560
Equity securities.......    5,653     2,929   (16,379)
                          ------- ---------  --------
Change in unrealized ap-
 preciation (deprecia-
 tion)..................  $45,942 $(112,938) $339,181
                          ======= =========  ========

                          PFL LIFE INSURANCE COMPANY

  Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                            DECEMBER 31
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Unrealized gains..................................... $10,356  $ 9,590  $ 6,833
Unrealized losses....................................  (3,836)  (8,723)  (8,895)
                                                      -------  -------  -------
Net unrealized gains (losses)........................ $ 6,520  $   867  $(2,062)
                                                      =======  =======  =======

  During 1997, the Company issued mortgage loans with interest rates ranging from 7.32% to 8.62%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. Mortgage loans with a carrying value of $237 were non-income producing for the previous twelve months. Accrued interest of $79 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

  During 1996 and 1995, mortgage loans of $13,163 and $1,644, respectively, were foreclosed and transferred to real estate. No mortgage loans were foreclosed during 1997. At December 31, 1997 and 1996, the Company held a mortgage loan loss reserve in the asset valuation reserve of $11,985 and $5,432, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                            GEOGRAPHIC DISTRIBUTION

                                                                 DECEMBER 31
                                                                 -------------
                                                                 1997    1996
                                                                 -----   -----
       South Atlantic...........................................    29%     26%
       Pacific..................................................    15      13
       E. North Central.........................................    12      15
       Mountain.................................................    10      10
       W. South Central.........................................     9      12
       E. South Central.........................................     8       9
       Middle Atlantic..........................................     7       6
       W. North Central.........................................     6       6
       New England..............................................     4       3

                          PROPERTY TYPE DISTRIBUTION

                                                                 DECEMBER 31
                                                                 -------------
                                                                 1997    1996
                                                                 -----   -----
       Retail...................................................    35%     37%
       Office...................................................    31      34
       Apartment................................................    14      14
       Other....................................................    14      12
       Industrial...............................................     6       3

  At December 31, 1997, the Company had the following investments (excluding U.S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve:

                                                                         CARRYING
                      DESCRIPTION OF SECURITY OR ISSUER                   VALUE
                      ---------------------------------                  --------
     Bonds:
       Structured Asset Securities Corporation.......................... $66,650
       Countrywide Mortgage Backed Securities, Inc. ....................  94,918

                          PFL LIFE INSURANCE COMPANY

  The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include interest rate exchange agreements (swaps and caps), options, and commitments to extend credit and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

  At December 31, 1997 and 1996, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                NOTIONAL AMOUNT
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
Derivative securities:
  Interest rate swaps:
    Receive fixed pay floating................................ $100,000 $    --
    Receive floating (uncapped)--pay floating (capped)........   67,229      --
Interest rate cap agreements..................................  500,000  500,000

4. REINSURANCE

  The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

  Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                1997        1996        1995
                                             ----------  ----------  ----------
Direct premiums............................. $1,312,446  $1,457,450  $1,591,531
Reinsurance assumed.........................      2,038       1,796       2,356
Reinsurance ceded...........................   (246,372)   (300,546)   (324,993)
                                             ----------  ----------  ----------
Net premiums earned......................... $1,068,112  $1,158,700  $1,268,894
                                             ==========  ==========  ==========

  The Company received reinsurance recoveries in the amount of $183,638, $168,155 and $167,287 during 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $60,437 and $63,226, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1997 and 1996 of $2,434,130 and $2,737,441, respectively.

                          PFL LIFE INSURANCE COMPANY

  At December 31, 1997, amounts recoverable from unauthorized reinsurers of $73,080 (1996 $73,434) and reserve credits for reinsurance ceded of $78,838 (1996 $55,035) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $117,686 at December 31, 1997 that can be drawn on for amounts that remain unpaid for more than 120 days.

5. INCOME TAXES

  For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

  Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before taxes and realized capital losses for the following reasons:

                                                      YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Computed tax at federal statutory rate (35%)......... $42,775  $37,256  $27,835
Tax reserve adjustment...............................   2,004    2,211    2,405
Excess tax depreciation..............................    (392)    (384)    (365)
Deferred acquisition costs--tax basis................   4,308    5,583    4,581
Prior year over accrual..............................  (1,016)    (499)    (306)
Dividend received deduction..........................    (941)    (454)     (56)
Charitable contribution..............................    (848)     --       --
Other items--net.....................................  (2,509)  (2,536)    (759)
                                                      -------  -------  -------
Federal income tax expense........................... $43,381  $41,177  $33,335
                                                      =======  =======  =======

  Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1997). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

  The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1987. During 1996, there was a $5,025 prior period adjustment to the tax accrual. This included a $2,100 writeoff of an intangible asset for tax purposes, and a federal income tax refund of $1,829 for tax years 1984-1986 and related interest of $1,686, net of a tax effect of $590. An examination is underway for years 1988 through 1995.

                          PFL LIFE INSURANCE COMPANY

6. POLICY AND CONTRACT ATTRIBUTES

  Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately .9% and 1.0% of ordinary life insurance in force at December 31, 1997 and 1996, respectively.

  A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                                                       DECEMBER 31
                                          -------------------------------------
                                                 1997               1996
                                          ------------------ ------------------
                                                     PERCENT            PERCENT
                                                       OF                 OF
                                            AMOUNT    TOTAL    AMOUNT    TOTAL
                                          ---------- ------- ---------- -------
Subject to discretionary withdrawal with
 market value  adjustment................ $    8,912     0%  $   20,800     0%
Subject to discretionary withdrawal at
 book value less surrender charge........    755,300     8      794,881     9
Subject to discretionary withdrawal at
 market value............................  2,454,845    27    1,803,057    20
Subject to discretionary withdrawal at
 book value (minimal or no charges or
 adjustments)............................  5,821,049    63    6,284,876    69
Not subject to discretionary withdrawal
 provision...............................    203,522     2      174,416     2
                                          ----------   ---   ----------   ---
                                           9,243,628   100%   9,078,030   100%
Less reinsurance ceded...................  2,372,495          2,677,432
                                          ----------         ----------
Total policy reserves on annuities and
 deposit fund liabilities................ $6,871,134         $6,400,598
                                          ==========         ==========

  A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                      1997     1996     1995
                                                    -------- -------- --------
Transfers as reported in the summary of operations
 of the
separate accounts statement:
  Transfers to separate accounts................... $281,095 $227,864 $133,386
  Transfers from separate accounts.................    9,819   75,172  104,219
                                                    -------- -------- --------
Net transfers to separate accounts.................  271,276  152,692   29,167
Reconciling adjustments charges for investment
 management, administration fees and contract
 guarantees........................................   26,204   19,093   13,814
                                                    -------- -------- --------
Transfers as reported in the summary of operations
 of the life, accident and health annual state-
 ment.............................................. $297,480 $171,785 $ 42,981
                                                    ======== ======== ========

                          PFL LIFE INSURANCE COMPANY

  Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1997 and 1996, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       GROSS   LOADING    NET
                                                      -------  -------  -------
DECEMBER 31, 1997
Life and annuity:
  Ordinary direct first year business................ $ 2,316  $1,698   $   618
  Ordinary direct renewal business...................  22,724   6,834    15,890
  Group life direct business.........................   1,523     646       877
  Reinsurance ceded..................................  (1,464)    (81)   (1,383)
                                                      -------  ------   -------
                                                       25,099   9,097    16,002
Accident and health:
  Direct.............................................     148     --        148
  Reinsurance ceded..................................     (49)    --        (49)
                                                      -------  ------   -------
Total accident and health............................      99     --         99
                                                      -------  ------   -------
                                                      $25,198  $9,097   $16,101
                                                      =======  ======   =======
DECEMBER 31, 1996
Life and annuity:
  Ordinary direct first year business................ $ 2,657  $1,865   $   792
  Ordinary direct renewal business...................  23,307   7,180    16,127
  Group life direct business.........................   1,788   1,195       593
  Reinsurance ceded..................................  (1,706)   (438)   (1,268)
                                                      -------  ------   -------
                                                       26,046   9,802    16,244
Accident and health:
  Direct.............................................     104     --        104
  Reinsurance ceded..................................      (3)    --         (3)
                                                      -------  ------   -------
Total accident and health............................     101     --        101
                                                      -------  ------   -------
                                                      $26,147  $9,802   $16,345
                                                      =======  ======   =======

  At December 31, 1997 and 1996, the Company had insurance in force aggregating $69,271 and $69,251, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $1,128 and $1,252 to cover these deficiencies at December 31, 1997 and 1996, respectively.

  In 1994, the NAIC enacted a guideline to clarify reserving methodologies for contracts that require immediate payment of claims upon proof of death of the insured. Companies were allowed to grade the effects of the change in reserving methodologies over five years. A direct charge to surplus of $501 was made for the year ended December 31, 1995, related to the change in reserve methodology.

                          PFL LIFE INSURANCE COMPANY

7. DIVIDEND RESTRICTIONS

  Generally, an insurance company's ability to pay dividends is limited to the amount that their net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payment of such amounts as dividends may be subject to approval by regulatory authorities.

  The Company paid dividends to its parent of $62,000 and $20,000 in 1997 and 1996, respectively. No dividends were paid in 1995.

8. RETIREMENT AND COMPENSATION PLANS

  The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $422, $1,056 and $942 for the years ended December 31, 1997, 1996 and 1995, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

  The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $226, $297 and $465 for the years ended December 31, 1997, 1996 and 1995, respectively.

  AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

  In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $62, $184 and $164 for the years ended December 31, 1997, 1996 and 1995, respectively.

                          PFL LIFE INSURANCE COMPANY

9. RELATED PARTY TRANSACTIONS

  The Company shares certain offices, employees and general expenses with affiliated companies.

  The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1997, 1996 and 1995, the Company paid $18,705, $17,028 and $14,214, respectively, for these services, which approximates their costs to the affiliates.

  Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 5.6% at December 31, 1997. During 1997, 1996 and 1995, the Company paid net interest of $1,188, $174 and $71, respectively, to affiliates.

  During 1997 and 1995, the Company received capital contributions of $153 and $40,000, respectively, in cash from its parent.

  At December 31, 1997, the Company has a $16,400 short-term note payable to an affiliate. Interest on this note accrues at 5.6%.

  During 1995, the Company sold real estate with a book value of approximately $13,270 to an affiliated entity in exchange for a short-term note receivable. No gain was recognized on this sale. This note matured during 1996.

  During the year ended December 31, 1995, the Company restructured demand notes and accrued interest of $13,250 and $745, respectively, related to an affiliate. The Company received 9,750 shares of preferred stock from the affiliate for satisfaction of debt. The Company realized a loss of $8,695 related to this transaction. At December 31, 1996 and 1995, the preferred stock related to this affiliate was deemed to have no value and an unrealized loss of $4,555 was recognized in 1995.

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

  The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $17,700 and $21,774 and an offsetting premium tax benefit of $7,984 and $8,752 at December 31, 1997 and 1996, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $(975), $2,617 and $5,859 for December 31, 1997, 1996 and 1995,
respectively.

                          PFL LIFE INSURANCE COMPANY

11. YEAR 2000 (UNAUDITED)

  AEGON has adopted and has in place a Year 2000 Assessment and Planning Project (the "Project") to review and analyze its information technology and systems to determine if they are Year 2000 compatible. The Company has begun to convert or modify, where necessary, critical data processing systems. It is contemplated that the plan will be substantially completed by early 1999. The Company does not expect this project to have a significant effect on operations. However, to mitigate the effect of outside influences upon the success of the project, the Company has undertaken communications with its significant customers, suppliers and other third parties to determine their Year 2000 compatibility and readiness. Management believes that the issues associated with the Year 2000 will be resolved with no material financial impact on the Company.

  Since the Year 2000 computer problem, and its resolution is complex and multifaceted, the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that systems or equipment addresses Year 2000 date data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived Project, including testing procedures, there is no certainty that any company will achieve complete success. Notwithstanding the efforts or results of the Company, its ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond its knowledge or control.

                           PFL LIFE INSURANCE COMPANY

                       SUMMARY OF INVESTMENTS--OTHER THAN
                         INVESTMENTS IN RELATED PARTIES

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                   SCHEDULE I

                                                                AMOUNT AT WHICH
                                                       MARKET    SHOWN IN THE
TYPE OF INVESTMENT                         COST(1)     VALUE     BALANCE SHEET
------------------                        ---------- ---------- ---------------
FIXED MATURITIES
Bonds:
  United States Government and government
   agencies and authorities.............. $1,325,817 $1,355,098   $1,325,817
  States, municipalities and political
   subdivisions..........................    136,058    139,110      136,058
  Foreign governments....................     51,407     51,154       51,407
  Public utilities.......................    124,013    124,013      121,582
  All other corporate bonds..............  3,275,849  3,377,152    3,278,280
Redeemable preferred stock...............      2,750      8,029        2,750
                                          ---------- ----------   ----------
Total fixed maturities...................  4,915,894  5,054,556    4,915,894
EQUITY SECURITIES
Common stocks:
  Banks, trust and insurance.............      7,593      9,046        9,046
  Industrial, miscellaneous and all oth-
   er....................................     36,263     41,330       41,330
                                          ---------- ----------   ----------
Total equity securities..................     43,856     50,376       50,376
Mortgage loans on real estate............    935,207                 935,207
Real estate..............................     44,699                  44,699
Real estate acquired in satisfaction of
 debt....................................     11,814                  11,814
Policy loans.............................     57,136                  57,136
Other long-term investments..............     29,864                  29,864
Cash and short-term investments..........     23,939                  23,939
                                          ----------              ----------
Total investments........................ $6,062,409              $6,068,929
                                          ==========              ==========

----------------------------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                          PFL LIFE INSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION
                            (DOLLARS IN THOUSANDS)

                                 SCHEDULE III

                           FUTURE                                              BENEFITS,
                           POLICY                                                CLAIMS
                          BENEFITS           POLICY AND                NET     LOSSES AND   OTHER
                            AND     UNEARNED  CONTRACT    PREMIUM   INVESTMENT SETTLEMENT OPERATING PREMIUMS
                          EXPENSES  PREMIUMS LIABILITIES  REVENUE    INCOME*    EXPENSES  EXPENSES* WRITTEN
                         ---------- -------- ----------- ---------- ---------- ---------- --------- --------
YEAR ENDED DECEMBER 31,
1997
Individual life          $  882,003 $   --     $ 8,550   $  200,175  $ 75,914  $  211,921 $ 36,185       --
Individual health.......     62,033   9,207     12,821       63,548     5,934      37,706   29,216  $ 63,383
Group life and health...     88,211  11,892     44,977      146,694    11,888     103,581   91,568   143,580
Annuity.................  4,204,125     --         --       657,695   352,688     571,434  364,216       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,236,372 $21,099    $66,348   $1,068,112  $446,424  $  924,642 $521,185
                         ========== =======    =======   ==========  ========  ========== ========
YEAR ENDED DECEMBER 31,
1996
Individual life......... $  734,350 $   --     $ 7,240   $  202,082  $ 66,538  $  197,526 $ 38,067       --
Individual health.......     39,219   8,680     13,631       55,871     5,263      32,903   29,511  $ 55,678
Group life and health...     78,418  14,702     53,486      174,781    12,877     105,459  122,953   171,320
Annuity.................  4,408,419     --         --       725,966   343,659     800,121  230,417       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,260,406 $23,382    $74,357   $1,158,700  $428,337  $1,136,009 $420,948
                         ========== =======    =======   ==========  ========  ========== ========
YEAR ENDED DECEMBER 31,
1995
Individual life......... $  594,274 $   --     $ 6,066   $  111,918  $ 49,929  $   97,065 $ 37,933       --
Individual health.......     24,225   7,768     11,863       47,692     4,091      25,793   26,033  $ 47,690
Group life and health...     67,994  16,662     58,813      187,832    11,665     106,065  139,640   184,545
Annuity.................  4,220,274     --                  921,452   327,000   1,116,768  114,164       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $4,906,767 $24,430    $76,742   $1,268,894  $392,685  $1,345,691 $317,770
                         ========== =======    =======   ==========  ========  ========== ========

-------------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL LIFE INSURANCE COMPANY

                                  REINSURANCE
                             (DOLLARS IN THOUSANDS)

                                  SCHEDULE IV

                                                 ASSUMED             PERCENTAGE
                                      CEDED TO    FROM               OF AMOUNT
                             GROSS      OTHER     OTHER              ASSUMED TO
                             AMOUNT   COMPANIES COMPANIES NET AMOUNT    NET
                           ---------- --------- --------- ---------- ----------
YEAR ENDED DECEMBER
 31, 1997
Life insurance in force..  $5,025,027 $420,519   $35,486  $4,639,994     .8%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  201,691 $  3,554   $ 2,038  $  200,175    1.0%
 Individual health.......      73,593   10,045       --       63,548    --
 Group life and health...     339,269  192,575       --      146,694    --
 Annuity.................     697,893   40,198       --      657,695    --
                           ---------- --------   -------  ----------    ---
                           $1,312,446 $246,372   $ 2,038  $1,068,112     .2%
                           ========== ========   =======  ==========    ===
YEAR ENDED DECEMBER 31,
 1996
Life insurance in force..  $4,863,416 $477,112   $30,685  $4,416,989     .7%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  204,144 $  3,858   $ 1,796  $  202,082     .9%
 Individual health.......      68,699   12,828       --       55,871    --
 Group life and health...     390,296  215,515       --      174,781    --
 Annuity.................     794,311   68,345       --      725,966    --
                           ---------- --------   -------  ----------    ---
                           $1,457,450 $300,546   $ 1,796  $1,158,700     .2%
                           ========== ========   =======  ==========    ===
YEAR ENDED DECEMBER 31,
 1995
Life insurance in force..  $4,594,434 $468,811   $22,936  $4,148,559     .6%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  113,934 $  3,841   $ 1,825  $  111,918    1.6%
 Individual health.......      60,309   12,617       --       47,692    --
 Group life and health...     408,097  220,265       --      187,832    --
 Annuity.................   1,009,191   88,270       531     921,452    .05%
                           ---------- --------   -------  ----------    ---
                           $1,591,531 $324,993   $ 2,356  $1,268,894     .2%
                           ========== ========   =======  ==========    ===

                                    PART II

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION PURSUANT TO SECTION 26(E)

  PFL Life Insurance Company hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement includes the following papers and documents:

    The facing sheet.

    A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

    The Prospectus, consisting of 87 pages.

    The undertaking to file reports.

    The undertaking pursuant to Rule 484.

    Representation pursuant to Section 26(e).

    The signatures.

    Written consents of the following persons will be filed by amendment.

      Frank A. Camp, Esq.
      Sutherland, Asbill & Brennan LLP
      Ernst & Young, Independent Accountants
      Richard R. Greer, Actuary

    The following exhibits:

       1.A.(1) Resolution of the Board of Directors of PFL establishing the
               Account./4/
       (2)     Not applicable.
       (3)(a)  Form of Principal Underwriting Agreement./4/
       (b)     Form of Agents Contract./4/
       (c)     Commission Schedule./4/
       (4)     Not applicable.
       (5)     Form of Policy./5/
       (6)(a)  Certificate of Incorporation of PFL./1/
       (b)     By-Laws of PFL./1/
       (7)     Not applicable.
       (8)     Participation Agreements:
       (a)(1)  Among Endeavor Series Trust, Endeavor Management Co. and PFL
               Life Insurance Company./2/
       (a)(2)  Addendum No. 4 to Participation Agreement among Endeavor Series
               Trust, Endeavor Management Co., and PFL Life Insurance
               Company./4/
       (b)(1)  Among WRL Series Fund, Inc., Western Reserve Life Assurance Co.
               of Ohio, and PFL Life Insurance Company./3/
       (b)(2)  Addendum No. 4 to Participation Agreement among WRL Series Fund,
               Inc., Western Reserve Life Assurance Co. of Ohio, and PFL Life
               Insurance Company./4/
       (9)     None.
       (10)    Form of Application./5/
       2.A.    Opinion and Consent of Counsel./5/
        B.     Consent of Sutherland, Asbill & Brennan LLP./5/
       3.      Not applicable.
       4.      None.
       5.      Not applicable.
       6.      Opinion and Consent of Actuary ./5/
       7.      Consent of Independent Auditors./5/

       8.  Not applicable.
       9. Memorandum describing PFL's issuance, transfer, and redemption procedures for the Policy./4/

----------------------------
/1/Incorporated by reference to Pre-Effective Amendment No. 2 to the Form N-3
   Registration Statement for the PFL Endeavor Target Account (File No. 333-36297), filed February 27, 1998.
/2/Incorporated by reference to Post-Effective Amendment No. 14, Exhibit No.
   6, to the Form N-1A Registration Statement for the Endeavor Series Trust (File No. 33-27352), filed on April 29, 1996.
/3/Incorporated by reference to Post-Effective Amendment No. 1 to the Form N-4
   Registration Statement for PFL Life Variable Annuity Account A (File No. 333-26209), filed on April 29, 1998.
/4/Filed with Pre-Effective Amendment No. 1 to the Form S-6 Registration
   Statement for PFL Endeavor Variable Life Account (File No. 33-92226), filed on July 10, 1998.
/5/Filed herewith.

                                  SIGNATURES
                                  ----------

  Pursuant to the requirements of the Securities Act of 1933, the registrant, PFL Endeavor Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, IA on the 26th day of August, 1998.


                                        PFL ENDEAVOR VARIABLE LIFE ACCOUNT
(Seal)                                  PFL LIFE INSURANCE COMPANY
                                        Depositor

                                        /s/ William L. Busler
                                        ---------------------
                                        William L. Busler
                                        President

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                        Title                   Date
                                        -----                   ----
/s/ Patrick S. Baird                    Director
--------------------                                            August 26, 1998
Patrick S. Baird

/s/ Craig D. Vermie                     Director
-------------------                                             August 26, 1998
Craig D.  Vermie

/s/ William L. Busler                   Director
---------------------                   (Principal Executive    August 26, 1998
William L. Busler                       Officer)


/s/ Larry N. Norman                     Director
-------------------                                             August 26, 1998
Larry N. Norman

/s/ Douglas C. Kolsrud                  Director
----------------------                                          August 26, 1998
Douglas C. Kolsrud

/s/ Robert J. Kontz                     Corporate Controller
-------------------                                             August 26, 1998
Robert J. Kontz

/s/ Brenda K. Clancy                    Treasurer
--------------------                                            August 26, 1998
Brenda K. Clancy

                                                                REGISTRATION NO.
                                                                        33-92226



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                    EXHIBITS

                                       TO

                                    FORM S-6

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                       PFL ENDEAVOR VARIABLE LIFE ACCOUNT

                                _______________

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.         DESCRIPTION OF EXHIBIT                                       PAGE NO./*/
-----------         ----------------------                                       -----------
1. A. (5)           Form of Policy
1. A. (10)          Form of Application
2. A.               Opinion and Consent of Counsel
2. B.               Consent of Sutherland, Asbill and Brennan LLP
6.                  Opinion and Consent of Actuary
7.                  Consent of Independent Auditors

-----------
/*/ Page numbers included only in manually executed original.